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As filed with the Securities and Exchange Commission on May 9, 2006

Registration No. 333-•••

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GARTNER, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-3099750 (I.R.S. Employer Identification Number)

P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700
(203) 316-1111
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Lewis G. Schwartz, Esq.
General Counsel
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700
(203) 316-1111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. Robert Sanchez, Esq. Adam M. Dinow, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Richard Fenyes, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Marc Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue Suite 1000 New York, NY 10022 (212) 906-1200

            Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement as determined by market conditions.

            If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

            If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.0005 par value	10,925,000	$15.59	$170,266,125	$18,218.48

(1)
Includes an aggregate of 1,425,000 additional shares of Common Stock that may be purchased by the underwriters at their option.
(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended based on the average of the high and low prices of the Common Stock on the New York Stock Exchange on May 8, 2006.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated May 9, 2006.

9,500,000 Shares

Common Stock

          All of the shares of common stock in this offering are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

          Our common stock is listed on the New York Stock Exchange under the symbol "IT." The last reported sale price of our common stock on May 5, 2006 was $15.96 per share.

          See "Risk Factors" beginning on page 8 of this prospectus to read about factors you should consider before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          To the extent that the underwriters sell more than 9,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,425,000 shares from the selling stockholders on the same terms and conditions set forth above.

          The underwriters expect to deliver the shares against payment in New York, New York on                          , 2006.

Goldman, Sachs & Co.	JPMorgan	Lehman Brothers

Banc of America Securities LLC	Credit Suisse

Prospectus dated                          , 2006.

AVAILABLE INFORMATION

          We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any materials we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-888-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available to the public from our website at www.gartner.com. However, the information on our website does not constitute a part of this prospectus.

          In this document, we "incorporate by reference" certain information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below:

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

  •
  our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006;

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  our Current Reports on Form 8-K dated February 1, 2006; February 7, 2006 (Items 5.02 and 5.03 only); February 16, 2006; and March 20, 2006; and

  •
  the descriptions of our common stock contained in our Registration Statement on Form 8-A dated July 6, 2005.

          All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than Current Reports furnished under Item 2.02 or Item 7.01 (including any financial statements or other exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K) after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

          Gartner hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Requests for such copies should be directed to our Investor Relations department, at the following address:

Gartner, Inc.
56 Top Gallant Road
Stamford, CT 06902
(203) 316-1111

          You should rely only upon the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than the date of this prospectus.

i

FORWARD LOOKING STATEMENTS

          This prospectus includes and incorporates by reference forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will" and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain and are subject to changing assumptions.

          Such forward looking statements include, but are not limited to, statements regarding:

  •
  our long-term growth strategy and our expectations regarding our ability to further penetrate our existing client base with our current and new offerings;

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  our expectations regarding the introduction of new products and services and expansion of our operations by leveraging our research content;

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  our expectations regarding the demand for our products and services;

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  our expectations regarding our ability to better distribute our research content and capitalize on the fixed costs required to create it;

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  our plans to augment our sales force and establish new sales territories;

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  our intention to pursue strategic acquisitions to enhance our core research and distribution capabilities;

  •
  our plans to create new events and introduce existing events to new markets;

  •
  our expectations regarding our ability to control our cost structure; and

  •
  our expectation that we have put in place an effective capital structure to drive long-term growth and our plans to repurchase additional shares of our common stock.

          Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following: our ability to fully implement or develop our long term growth strategy; our ability to expand or even retain our customer base; our ability to grow or even sustain revenue from individual customers; our ability to attract and retain a professional staff of research analysts and consultants upon whom we are dependent; our ability to achieve and effectively manage growth; our ability to pay our debt obligations; our ability to achieve continued customer renewals and achieve new contract value, backlog and deferred revenue growth in light of competitive pressures; our ability to carry out our strategic initiatives and manage associated costs; our ability to successfully compete with existing competitors and potential new competitors; our ability to enforce or protect our intellectual property rights; additional risks associated with international operations including foreign currency fluctuations; and the other factors described under "Risk Factors." Additional information regarding these factors is contained in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

          If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on our stock price. In addition, failure of sales or income in any quarter to meet the investment community's expectations, as well as broader market trends, could have an adverse impact on our stock price. We do not undertake an obligation to update such forward looking statements or risk factors to reflect future events or circumstances.

ii

PROSPECTUS SUMMARY

          This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. The terms "Gartner," the "Company," "we" and "us" in this prospectus refer to Gartner, Inc. and its subsidiaries, unless the context otherwise requires. You should pay special attention to the "Risk Factors" section beginning on page 8 of this prospectus to determine whether an investment in our common stock is appropriate for you. Unless otherwise noted, all references in this prospectus to a number or percentage of shares outstanding are based on 113,931,642 shares of our common stock outstanding as of May 1, 2006. Unless otherwise noted, the information in this prospectus assumes that the underwriters' option to purchase a maximum of 1,425,000 additional shares is not exercised.

General

          Gartner, Inc. is a leading research and advisory firm that helps executives use technology to build, guide and grow their enterprises. We offer independent and objective research and analysis on the information technology, computer hardware, software, communications and related technology industries (the "IT industry"). We provide comprehensive coverage of the IT industry to approximately 10,000 client organizations, including approximately 400 Fortune 500 companies, across 75 countries. Our client base consists primarily of chief information officers ("CIOs") and other senior IT and business executives from a wide variety of enterprises, government agencies and the investment community.

          The foundation for all Gartner products is our independent research on IT issues. The findings from this research are delivered through our three customer channels, depending on a client's specific business needs, preferences and objectives:

  •
  Research—provides research content and advice for IT professionals, technology companies and the investment community in the form of reports and briefings, as well as peer networking services and membership programs designed specifically for CIOs and other senior executives.

  •
  Consulting—consists primarily of consulting, measurement engagements and strategic advisory services (paid one-day analyst engagements) ("SAS"), which provide assessments of cost, performance, efficiency and quality focused on the IT industry.

  •
  Events—consists of various symposia, conferences and exhibitions focused on the IT industry.

          Since its founding in 1979, Gartner has established a leading brand in the IT research marketplace based on the consistent quality and thoroughness of its analysis. Our products are mission-critical tools in the IT decision-making process, as evidenced by our strong client retention over time.

          As of April 30, 2006, we had approximately 3,700 employees worldwide, including 650 analysts and 500 consultants. For fiscal year 2005, our total revenues were $989.0 million and for the first quarter of fiscal year 2006, our total revenues were $230.9 million.

Market Overview

          Information technology has become increasingly critical to the operational and financial success of corporations and governments over the last two decades. Once a support function, IT is now viewed as a strategic component of growth and operating performance. Accordingly, it has become imperative for executives and IT professionals to manage efficiently and effectively their IT spending and purchasing decisions.

          As the cost of IT solutions continues to rise, executives and technology professionals have realized the importance of making well-informed IT decisions and increasingly seek to maximize their returns on IT capital investments. As a result, any IT investment decision in an enterprise is subject to increased financial scrutiny. In addition, today's IT marketplace is dynamic and complex. Technology providers continually introduce new products with a wide variety of standards and features that are prone to shorter life cycles. The users of technology—small organizations and large enterprises alike—must keep abreast of new developments in technology to ensure their IT systems are reliable, efficient and meet their needs.

          Given the heightened emphasis organizations place on technology decision-making and spending, companies and governments are increasingly turning to outside experts for IT procurement, implementation and operation in order to maximize the value of their IT investments. Accordingly, it is critical that CIOs and other executives obtain value-added, independent and objective research and analysis of the IT market to assist in their IT related decisions.

Our Solution

          We are a leading research and advisory firm that helps executives use technology to build, guide and grow their enterprises. We provide high quality independent and objective research and analysis on the IT industry. Through our entire product portfolio, our global research community provides provocative thought leadership and insight about technology acquisition and deployment to CIOs, executives and other technology leaders.

          With a base of 650 highly skilled research analysts, we create timely and relevant technology-related research. We employ more analysts than any of our competitors, enabling us to create what we believe to be the highest quality and most comprehensive research covering the broadest range of sectors in the IT market. Our analysts regularly interact with technology providers, CIOs and other leaders in the IT market in order to stay at the forefront of emerging IT trends and deepen their understanding of our clients' needs. Since our inception in 1979, our analysts' research has helped our clients increase productivity and obtain higher levels of revenue and profitability by giving them the perspective and data to improve key business processes, optimize IT investments, and capitalize on emerging technologies.

          We employ a diversified business model that utilizes and leverages the breadth and depth of our research intellectual capital. The foundation for our business model is our ability to create and distribute our unique, proprietary research content as broadly as possible via:

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  published reports and briefings,

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  consulting and advisory services, and

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  hosting symposia, conferences and exhibitions.

          In early 2005, we undertook an initiative to better utilize the intellectual capital associated with our core research product. Our business model provides multiple entry points and synergies that facilitate increased client spending on our research, consulting and events. A critical part of our long-term strategy is to increase business volume with our most valuable clients, identifying relationships with the greatest sales potential and expanding those relationships by offering strategically relevant research and analysis. We also seek to extend the Gartner brand name to develop new client relationships, and augment our sales capacity and expand into new markets around the world. In addition, we seek to increase our revenue and operating cash flow through more effective pricing of our products and services. We believe these initiatives will create additional revenue through more effective packaging, campaigning and cross-selling of our products and services.

Products and Services

          Our principal products and services are Research, Consulting, and Events:

          Research.    Gartner's global research product is the fundamental building block for all Gartner services. We combine our powerful and proprietary research methodologies with extensive industry and academic relationships to create the Gartner solution. Our research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. Our research analysts are in regular contact with technology vendors and research users, thereby enabling them to identify the most pertinent topics in the IT marketplace and develop relevant product enhancements to meet the evolving needs of users of our research. Our proprietary research content, presented in the form of reports, briefings, updates and related tools, is delivered directly to the client's desktop via our website. Our research analysts provide in-depth analysis on all aspects of technology including: hardware, software and systems, services, IT management, market data and forecasts, and vertical industry issues. Clients typically sign contracts that provide certain allocations of research "seats" to users. The research contracts are renewed on an ongoing basis; to date, we have enjoyed significant research client retention with 81% of users renewing their contracts in 2005, as well 93% wallet retention, a measure of the amount of contract value we have retained with clients over a twelve-month period, in 2005.

          Executive Programs are exclusive membership programs designed to help CIOs and other executives become more effective in their enterprises. A membership leverages the knowledge and expertise of Gartner in ways that are specific to a CIO's needs, and offers members-only communities for peer-based collaboration. At December 31, 2005, our various Executive Programs had a membership of approximately 3,500 CIOs and other senior IT leaders.

          Consulting.    We employ approximately 500 consultants who combine our core research content with practical, hands-on consulting expertise focused on the IT industry—delivering a unique value proposition. In many cases, our consulting practice has proved to be a vital resource for clients who are facing mission-critical technology spending decisions. Our consulting staff provides customized project consulting on the delivery, deployment, and management of high-tech products and services in the following focus areas:

  •
  IT Management and Measurement.    Successful IT organizations must operate with maximum effectiveness and efficiency while delivering services that address the business and process issues of their enterprise. Our consultants provide advice and support that leverages the intelligence of our research to address and solve the top issues of the IT organization.

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  Sourcing.    Virtually every major enterprise today is considering the issue of IT outsourcing, offshore resources and business process outsourcing. Our consultants provide advice and project management support across the four stages of the sourcing process: strategy, evaluation and selection of partners, contract development, and relationship management.

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  Federal Government.    We are highly experienced in developing IT solutions that meet the unique challenges faced by federal agencies, including homeland security, as they attempt to serve the public's needs. Budgeting, procurement and re-engineering are just some of the issues our consultants have addressed in the public sector arena.

  •
  Market and Business Strategies.    The intelligence we gather through market research, client interaction and analysis is unique in the marketplace. Our consultants use this intelligence to assist technology companies in identifying market demand, improving products and defining the competitive landscape.

          Events.    Gartner symposia and conferences are among technology's most exclusive gatherings of senior IT and business strategists. Symposia and conferences give clients live access to valuable insights developed from our proprietary research in a concentrated way. Symposia and conferences also provide participants with a networking opportunity to interact with business executives of the world's leading technology companies. In 2005, Gartner events attracted nearly 36,000 participants.

          Furthermore, Gartner conferences attract high-level IT and business professionals ready to buy technology products and services. Fifty percent of Gartner event attendees—potential IT customers—represent organizations with more than $1 billion in annual revenue. A significant majority of attendees are responsible for or have meaningful input into their organization's IT purchasing decisions. Gartner symposia and conferences provide a powerful commercial opportunity for attendees to interact with this exceptional audience. Gartner Symposium, Gartner's flagship event, offered each spring and fall in various international locations, is a large, strategic conference for senior IT and business professionals. Symposium is combined with ITxpo, an exhibition where the latest technology products and solutions are demonstrated. We also offer conferences throughout the world on specialized topics such as outsourcing, wireless and mobile, customer relationship management, application integration and business intelligence.

Growth Strategy

          Our goal is to be the indispensable resource for IT insight in our client organizations.    We plan to achieve this goal by executing the following strategies:

          Leverage our IT Research Franchise and Leading Brand Name.    A significant component of our cost structure is composed of fixed costs related to the creation of our comprehensive and differentiated IT research content. We can more deeply penetrate our existing client organizations as well as acquire new customers with the existing cost strategy in place. Separately, we have recently begun revising our pricing to better reflect the value received by our customers. Since our research content and the direct access our clients have to our analysts represent a very low percentage of most corporate and governmental IT budgets, our offerings provide significant returns to our clients relative to the prices they pay. We also are in the process of augmenting our sales force to better distribute our research content and capitalize on the fixed costs required to create it. In 2005, we commenced this effort by adding approximately 110 new associates to our sales organization, including 80 new associates through our acquisition of META Group, Inc. ("META").

          Further Enhance the Quality and Relevance of our Core Research.    We continually seek to deepen our understanding of how our clients use and value our research in order to make it easier and more effective to use. For example, we completed our Management Dashboard project in 2005, which allows us to monitor the efficacy of our research in real time through continuous client feedback. We also intend to introduce a number of new products designed to bring our research to new users and to make it useful to existing users in new ways. We also intend to pursue strategic acquisitions to enhance our core research and our distribution capabilities through new and complementary platforms.

          Expand Global Footprint.    We currently operate in more than 75 countries on six continents and have significant opportunities to expand our operations by leveraging our research content. We intend to establish 80 to 100 new sales territories in 2006, particularly in high-growth markets. For example, we successfully launched our first Annual China Outsourcing Summit in 2005. We also plan to continue managing our events portfolio by introducing existing events to new markets and by creating new events for our current and new markets where there is high demand.

          Further Penetrate our Large, Established Customer Base.    We intend to capitalize on our large, established customer base by further penetrating our existing clients with our current and new offerings. As part of this effort, we have focused on selling larger, more integrated solutions to improve our client penetration rates. For example, we recently introduced our Sales Associate Program, which increased the number of salespersons assigned to our larger clients in order to expand our penetration within multi-faceted entities. We introduced a new product line in early 2006, Gartner for IT Leaders, which is our "role-based offerings" that customize our research content to technology professionals reporting to CIOs.

          Continue to Make Improvements to our Cost Structure.    In early 2005, we identified a number of areas where we could make improvements to our cost structure through certain operational efficiencies. For example, we decided to realign a portion of our fixed costs necessary to create our research content by retiring or divesting less profitable and non-strategic publications and events. In addition, we have been focusing on strategic accounts and core markets in our consulting business to drive operating efficiencies. In the first quarter of 2006, our business showed improved performance as a result of these initiatives. Specifically, our overall contribution margin increased to 55% in the first quarter of 2006 from 53% in the first quarter of 2005, reflecting improvements in each of our individual businesses.

          Optimize Our Capital Structure.    We believe that we have put in place an effective capital structure to drive long-term growth at Gartner. For example, we completed the refinancing of our credit facility in 2005, through which we have extended our amortization schedule and gained access to additional credit. We also eliminated our dual class stock, completed a buy back of certain vested and outstanding stock options for cash and authorized a $100 million common share repurchase program during Calendar 2005.

Competitive Strengths

          We believe that the principal competitive factors that differentiate us from our competitors are:

          Superior IT Research Content.    We believe that we create the broadest, highest quality and most relevant research coverage of the IT industry. Our 650 analysts generate unbiased IT research that is timely, thought-provoking and comprehensive. We combine our proprietary research methodologies, including the "Magic Quadrant" and "Hype Cycle," with extensive industry and academic relationships to create the Gartner solution. One of the most powerful attributes of our approach to research coverage is that our analysts have extensive conversations with both technology vendors and research users, leading to a system that provides for the identification of the most relevant topics in the IT marketplace, as well as continued product enhancements through consistent feedback from users of our research.

          Leading Brand Name.    For more than a quarter of a century, we have been providing critical insight under the trusted Gartner name to corporations and governments seeking to effectively and efficiently leverage their IT spending. As a result, we have developed the premier global brand name for research on IT acquisition, deployment, operation and related matters.

          Global Footprint and Established Customer Base.    We have a global presence with operations in over 75 countries on six continents. Sales outside of North America accounted for nearly 40% of our 2005 revenues. On a worldwide basis, we have 45,000 users representing 10,000 distinct organizations worldwide. Since we sell our research on a subscription-basis and have strong retention rates, we have a high degree of visibility into future revenue. Our established customer base also creates significant cross selling opportunities for us.

          Substantial Operating Leverage in Our Business Model.    We have the ability to distribute our intellectual property and expertise across multiple platforms, including research publications, consulting engagements, conferences and executive programs, to derive incremental revenues and profitability. The incremental cash flow that is generated from this operating leverage enables us to re-invest in our research efforts, thereby helping us sustain our thought leadership. This thought leadership, in turn, generates additional growth and profitability in our research-related businesses.

          Experienced Management Team.    Our management team is composed of IT research veterans and experienced industry executives. We benefit greatly from their leadership ability, thorough understanding of our industry and extensive relationships with IT sources and existing and potential clients. Our senior management team collectively has over 150 years of IT-related experience.

Corporate Information

          We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 56 Top Gallant Road, Stamford, Connecticut 06902. Our general telephone number is 203-316-1111. Our Internet address is www.gartner.com and the investor relations section of our Web site is located at investor.gartner.com. The information on our website is not part of this prospectus. For further information about our business, we refer you to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, which are incorporated into this prospectus by reference. We make available free of charge, on or through the investor relations section of our Web site, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

The Offering

Common stock offered by the selling stockholders	9,500,000 shares of common stock, par value $0.0005 per share.
Option to purchase additional shares granted by the selling stockholders	1,425,000 shares.
Selling stockholders	All the shares of common stock offered by this prospectus are to be sold by the selling stockholders listed below. We will not offer any shares of common stock in this offering.
Shares of common stock outstanding(1)	113,931,642 shares.
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock being offered by this prospectus.
NYSE symbol	IT.

(1)
The number of shares of common stock outstanding excludes 29,556,470 shares of common stock reserved for issuance under our equity incentive plans, under which 18,804,941 shares of common stock are subject to outstanding awards as of May 1, 2006, and does not give effect to the repurchase by us of common stock from Silver Lake as discussed below.

Risk Factors

          Investing in our common stock involves substantial risk. See "Risk Factors" for a description of certain of the risks you should consider before investing in our common stock.

Selling Stockholders

          Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C. (collectively, "Silver Lake") are offering shares of common stock pursuant to this prospectus. The Silver Lake entities are affiliated with our directors Michael J. Bingle and John R. Joyce. See "Selling Stockholders" for a description of each of the selling stockholders and "Certain Relationships and Related Transactions" for a discussion of our relationships with Silver Lake.

Other Transactions

          On May 8, 2006, we entered into an agreement (the "Silver Lake Stock Purchase Agreement") with Silver Lake under which we agreed to purchase an aggregate of 1,000,000 shares of common stock from Silver Lake. In addition, on May 8, 2006, the Chairman of our Board of Directors, James C. Smith, entered into an agreement (the "Smith Stock Purchase Agreement") with Silver Lake under which he agreed to purchase an aggregate of 200,000 shares of common stock from Silver Lake. The purchase price to be paid per share in these transactions is the initial price to the public set forth on the cover of this prospectus, less the underwriting discount. These purchases are conditioned on Silver Lake selling at least 9,500,000 shares in this offering and will occur following the closing of the offering.

          Following the sale of the shares by the selling stockholders as contemplated by this prospectus and after giving effect to the repurchase by us and the purchase by Mr. Smith, Silver Lake will hold approximately 23.9% of our outstanding common stock assuming that the underwriters do not exercise their option to purchase additional shares. After giving effect to the purchase from Silver Lake, Mr. Smith will beneficially own approximately 582,001 shares of our common stock.

RISK FACTORS

          We operate in a very competitive and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond our control. In addition, we and our clients are affected by the economy. The following section discusses many, but not all, of these risks and uncertainties.

Risks related to our business

Our operating results could be negatively impacted if the IT industry experiences an economic down cycle.

        Our revenues and results of operations are influenced by economic conditions in general and more particularly by business conditions in the IT industry. A general economic downturn or recession, anywhere in the world, could negatively affect demand for our products and services and may substantially reduce existing and potential client information technology-related budgets. Such a downturn could materially and adversely affect our business, financial condition and results of operations, including the ability to: maintain client retention, wallet retention and consulting utilization rates, and achieve contract value and consulting backlog.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations and financial condition.

        We face direct competition from a significant number of independent providers of information products and services, including information that can be found on the Internet free of charge. We also compete indirectly against consulting firms and other information providers, including electronic and print media companies, some of which may have greater financial, information gathering and marketing resources than we do. These indirect competitors could also choose to compete directly with us in the future. In addition, limited barriers to entry exist in the markets in which we do business. As a result, additional new competitors may emerge and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources. However, we believe the breadth and depth of our research assets position us well versus our competition. There can be no assurance that we will be able to successfully compete against current and future competitors and our failure to do so could result in loss of market share, diminished value in our products and services, reduced pricing and increased marketing expenditures. Furthermore, we may not be successful if we cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, and the ability to offer products to meet changing market needs for information and analysis, or price.

We may not be able to maintain our existing products and services.

        We operate in a rapidly evolving market, and our success depends upon our ability to deliver high quality and timely research and analysis to our clients. Any failure to continue to provide credible and reliable information that is useful to our clients could have a material adverse effect on future business and operating results. Further, if our predictions prove to be wrong or are not substantiated by appropriate research, our reputation may suffer and demand for our products and services may decline. In addition, we must continue to improve our methods for delivering our products and services in a cost-effective manner. Failure to increase and improve our electronic delivery capabilities could adversely affect our future business and operating results.

We may not be able to introduce the new products and services that we need to remain competitive.

        The market for our products and services is characterized by rapidly changing needs for information and analysis. To maintain our competitive position, we must continue to enhance and improve our products and services, develop or acquire new products and services in a timely manner, and appropriately position and price new products and services relative to the marketplace and our costs of producing them. Any failure to achieve successful client acceptance of new products and services could have a material adverse effect on our business, results of operations or financial position.

We depend on renewals of subscription based services and sales of new subscription based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such services could lead to a decrease in our revenues.

        A large portion of our success depends on our ability to generate renewals of our subscription-based research products and services and new sales of such products and services, both to new clients and existing clients. These products and services constituted 53% and 54% of our revenues for Calendar 2005 and Calendar 2004, respectively, and 59% and 63% of our revenues for the first three months of 2006 and 2005, respectively. If we are not able to renew at historical rates, and do not generate new sales in an amount sufficient to account for the shortfall arising from a decrease in renewals, our revenues will be negatively affected.

          Our research subscription agreements have terms that generally range from twelve to thirty months. Our ability to maintain contract renewals is subject to numerous factors, including the following:

  •
  delivering high-quality and timely analysis and advice to our clients;

  •
  understanding and anticipating market trends and the changing needs of our clients; and

  •
  delivering products and services of the quality and timeliness necessary to withstand competition.

          Additionally, as we implement our strategy to realign our business to client needs, we may shift the type and pricing of our products which may impact client renewal rates. While research client retention rates were 81% and 80% at December 31, 2005 and 2004, respectively, and 79% and 80% at March 31, 2006 and 2005, respectively, there can be no guarantee that we will continue to maintain this rate of client renewals.

          Generating new sales of our subscription based products and services, both to new and existing clients, is often a time consuming process. If we are unable to generate new sales, due to competition or other factors, our revenues will be adversely affected.

We depend on non-recurring consulting engagements and our failure to secure new engagements could lead to a decrease in our revenues.

        Consulting segment revenues constituted 30% and 29% of our revenues for Calendar 2005 and Calendar 2004, respectively, and 33% and 32% of our revenues for the first three months of 2006 and 2005, respectively. These consulting engagements typically are project-based and non-recurring. Our ability to replace consulting engagements is subject to numerous factors, including the following:

  •
  delivering consistent, high-quality consulting services to our clients;

  •
  tailoring our consulting services to the changing needs of our clients; and

  •
  our ability to match the skills and competencies of our consulting staff to the skills required for the fulfillment of existing or potential consulting engagements.

          Any material decline in our ability to replace consulting arrangements could have an adverse impact on our revenues and our financial condition.

The profitability and success of our conferences, symposia and events could be adversely affected if we are unable to obtain desirable dates and locations.

        The market for desirable dates and locations for conferences, symposia and events is highly competitive. If we cannot secure desirable dates and locations for our conferences, symposia and events their profitability could suffer, and our financial condition and results of operations may be adversely affected. In addition, because our events are scheduled in advance and held at specific locations, the success of these events can be affected by circumstances outside of our control, such as labor strikes, transportation shutdowns, economic slowdowns, terrorist attacks, natural disasters and other world events impacting the global economy, the occurrence of any of which could negatively impact the success of the event.

We may not be able to attract and retain qualified personnel which could jeopardize the quality of our products and services.

        Our success depends heavily upon the quality of our senior management, research analysts, consultants, sales and other key personnel. We face competition for the limited pool of these qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have a greater ability to attract and compensate these professionals. Some of the personnel that we attempt to hire are subject to non-compete agreements that could impede our short-term recruitment efforts. Any failure to retain key personnel or hire and train additional qualified personnel as required to support the evolving needs of clients or growth in our business, could adversely affect the quality of our products and services, and our future business and operating results.

We may not be able to maintain the equity in our brand name.

        We believe that our "Gartner" brand, including our independence, is critical to our efforts to attract and retain clients and that the importance of brand recognition will increase as competition increases. We may expand our marketing activities to promote and strengthen the Gartner brand and may need to increase our marketing budget, hire additional marketing and public relations personnel, expend additional sums to protect the brand and otherwise increase expenditures to create and maintain client brand loyalty. If we fail to effectively promote and maintain the Gartner brand, or incur excessive expenses in doing so, our future business and operating results could be materially and adversely impacted.

Our international operations expose us to a variety of risks which could negatively impact our future revenue and growth.

        Approximately 40% of our revenues for Calendar 2005 and 39% of our revenues for the first three months of 2006 were derived from sales outside of North America. As a result, our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, changes in foreign currency exchange rates, changes in market demand as a result of tariffs and other trade barriers, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, different or overlapping tax structures, higher levels of United States taxation on foreign income, and the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local distributors or sales agents in some international locations. If any of these arrangements are terminated by our agent or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local distributor or sales agent may not want to continue to do business with us or our new agent.

The costs of servicing our outstanding debt obligations could impair our future operating results.

        We have a $200.0 million term loan as well as a $125.0 million revolving credit facility. The affirmative, negative and financial covenants of the credit facility could limit our future financial flexibility. The associated debt service costs of these facilities could impair our future operating results. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

If we are unable to enforce and protect our intellectual property rights our competitive position may be harmed.

        We rely on a combination of copyright, patent, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized third parties may obtain and use technology or other information that we regard as proprietary. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. The laws of certain countries do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we may not be able to protect our intellectual property against unauthorized third-party copying or use, which could adversely affect our competitive position. Our employees are subject to non-compete agreements. When the non-competition period expires, former employees may compete against us. If a former employee chooses to compete against us prior to the expiration of the non-competition period, there is no assurance that we will be successful in our efforts to enforce the non-compete provision.

We have grown, and may continue to grow, through acquisitions and strategic investments, which could involve substantial risks.

        We have made and may continue to make acquisitions of, or significant investments in, businesses that offer complementary products and services, including our acquisition of META that we completed on April 1, 2005. The risks involved in each acquisition or investment include the possibility of paying more than the value we derive from the acquisition, dilution of the interests of our current stockholders or decreased working capital, increased indebtedness, the assumption of undisclosed liabilities and unknown and unforeseen risks, the ability to retain key personnel of the acquired company, the time to train the sales force to market and sell the products of the acquired business, the potential disruption of our ongoing business and the distraction of management from our business. The realization of any of these risks could adversely affect our business.

We face risks related to litigation.

        We are, and may in the future be, subject to a variety of legal actions, such as employment, breach of contract, intellectual property-related, and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also subject to defamation (including libel and slander), negligence, or other claims relating to the information we publish. Regardless of the merits, responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a successful claim is made against us and we fail to settle the claim on reasonable terms, our business, results of operations or financial position could be materially adversely affected.

Risks related to our common stock

Our operating results may fluctuate from period to period and may not meet the expectations of securities analysts or investors, which may cause the price of our common stock to decline.

        Our quarterly and annual operating results may fluctuate in the future as a result of many factors, including the timing of the execution of research contracts, which typically occurs in the fourth calendar quarter, the extent of completion of consulting engagements, the timing of symposia and other events, which also occur to a greater extent in the fourth calendar quarter, the amount of new business generated, the mix of domestic and international business, changes in market demand for our products and services, the timing of the development, introduction and marketing of new products and services, and competition in the industry. An inability to generate sufficient earnings and cash flow, and achieve our forecasts, may impact our operating and other activities. The potential fluctuations in our operating results could cause period-to-period comparisons of operating results not to be meaningful and may provide an unreliable indication of future operating results. Furthermore, our operating results may not meet the expectations of securities analysts or investors in the future. If this occurs, the price of our stock would likely decline.

Interests of certain of our significant stockholders may conflict with yours.

        After giving effect to this offering and the repurchase by us, and the purchase by Mr. Smith, from Silver Lake after completion of this offering, Silver Lake will own approximately 23.9% of our common stock. Silver Lake is restricted from purchasing additional stock without our consent pursuant to the terms of a Securityholders Agreement. This Securityholders Agreement also provides that we cannot take certain actions, including acquisitions and sales of stock and/or assets without Silver Lake's consent. Additionally, VA Partners, L.L.C. and its affiliates ("ValueAct") own approximately 16.3% of our common stock as of May 1, 2006. While neither Silver Lake nor ValueAct, individually, holds a majority of our outstanding shares, they may be able, either individually or together, to exercise significant influence over matters requiring stockholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. Their interests may differ from the interests of other stockholders. Additionally, representatives of Silver Lake and ValueAct in the aggregate presently hold three seats on our Board of Directors.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

        The trading prices of our common stock could be subject to significant fluctuations in response to, among other factors, variations in operating results, developments in the industries in which we do business, general economic conditions, changes in securities analysts' recommendations regarding our securities and our performance relative to securities analysts' expectations for any quarterly period. Such volatility may adversely affect the market price of our common stock.

Future sales of our common stock in the public market could lower our stock price.

        Sales of a substantial number of shares of common stock in the public market by our current stockholders, or the threat that substantial sales may occur, could cause the market price of our common stock to decrease significantly or make it difficult for us to raise additional capital by selling stock. Furthermore, we have various equity incentive plans that provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock based awards. As of May 1, 2006, the aggregate number of shares of our common stock issuable pursuant to outstanding awards granted under these plans was approximately 18,804,941 million shares (approximately 9,883,276 million of which have vested). In addition, approximately 10,751,529 shares may be issued in connection with future awards under our equity incentive plans. Shares of common stock issued under these plans are freely transferable without further registration under the Securities Act, except for any shares held by an affiliate (as that term is defined in Rule 144 under the Securities Act). We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock.

Our anti-takeover protections may discourage or prevent a change of control, even if a change in control would be beneficial to our stockholders.

        Provisions of our restated certificate of incorporation and bylaws and Delaware law may make it difficult for any party to acquire control of us in a transaction not approved by our Board of Directors. These provisions include:

  •
  the ability of our Board of Directors to issue and determine the terms of Preferred Stock;

  •
  advance notice requirements for inclusion of stockholder proposals at stockholder meetings;

  •
  a preferred shares rights agreement; and

  •
  the anti-takeover provisions of Delaware law.

          These provisions could discourage or prevent a change of control or change in management that might provide stockholders with a premium to the market price of their common stock.

USE OF PROCEEDS

          We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. The selling stockholders will receive all of the net proceeds from this offering.

PRICE RANGE OF OUR COMMON STOCK

          Our common stock is listed for trading on the New York Stock Exchange under the symbol "IT." The following table sets forth the quarterly high and low prices of our common stock on the New York Stock Exchange for the periods indicated:

	High	Low
Year Ending December 31, 2006
First Quarter	$14.62	$12.66
Second Quarter (through May 5, 2006)	$16.63	$12.65
Year Ended December 31, 2005
First Quarter	$12.68	$9.05
Second Quarter	$11.29	$8.06
Third Quarter	$11.83	$10.11
Fourth Quarter	$14.16	$11.02
Year Ended December 31, 2004
First Quarter	$11.93	$10.70
Second Quarter	$13.38	$11.50
Third Quarter	$13.30	$11.25
Fourth Quarter	$12.85	$11.36

          On May 5, 2006, the closing sale price of our common stock as reported on the New York Stock Exchange was $15.96 per share.

DIVIDEND POLICY

          We currently do not pay cash dividends on our capital stock. While subject to periodic review, the current policy of our Board of Directors is to retain all earnings primarily to provide funds for continued growth. Our Amended and Restated Credit Agreement, dated as of June 29, 2005, contains a negative covenant, which may limit our ability to pay dividends. In addition, our Amended and Restated Securityholders Agreement with Silver Lake requires us to obtain Silver Lake's consent prior to declaring or paying dividends.

CAPITALIZATION

          The following table sets forth our capitalization as of March 31, 2006 and our capitalization as adjusted to give effect to our purchase of 1,000,000 shares of common stock from Silver Lake at an assumed price of $15.24, reflecting the closing price of our common stock on May 5, 2006 of $15.96 less the underwriting discount, pursuant to the Silver Lake Stock Purchase Agreement and the payment of estimated expenses in this offering. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto, which are incorporated by reference in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$65,640	$49,945

Long-term debt (less current portion)	175,000	175,000

Stockholders' equity
Preferred stock — $.01 par value, authorized 5,000,000 shares; none issued and outstanding
Common stock — $.0005 par value, authorized 250,000,000 shares; 113,769,701 shares issued and outstanding, actual; 112,769,701 shares issued and outstanding, as adjusted	77	77
Additional paid-in capital	522,228	522,228
Unearned compensation, net	(3,756)	(3,756)
Accumulated other comprehensive income, net	7,849	7,849
Accumulated earnings	195,422	195,422
Treasury stock, at cost	(567,299)	(582,539)

Total stockholders' equity	154,521	139,281

Total capitalization	$329,521	$314,281

          A $1.00 increase (decrease) in the assumed purchase price of $15.24 per share would increase (decrease) our as adjusted cash and cash equivalents by $1,000,000, the as adjusted total stockholders' equity by $1,000,000 and the as adjusted total capitalization by $1,000,000.

SELECTED CONSOLIDATED FINANCIAL DATA

          We changed our fiscal year-end from September 30 to December 31, effective January 1, 2003. References to Transition 2002, unless otherwise indicated, refer to the three-month transitional period ended December 31, 2002. References to Fiscal 2002, unless otherwise indicated, are to the fiscal year period from October 1 through September 30. References to Calendar 2005, Calendar 2004, Calendar 2003 and Calendar 2002, unless otherwise indicated, are to the respective twelve-month period from January 1 through December 31. We have included unaudited Statement of Operations Data for Calendar 2002 for informational purposes. This data was derived from Fiscal 2002 information, adjusted by information from Transition 2002 and the first quarter of Fiscal 2002.

          The following summary consolidated statement of operations data for the four years ended December 31, 2005, Transition 2002 and for the year ended September 30, 2002 and the consolidated balance sheet data as of December 31, 2005, 2004, 2003, 2002, the end of Transition 2002 and September 30, 2002, presented below are derived from our audited consolidated financial statements and related notes thereto. These audited consolidated financial statements and the related notes have been prepared in accordance with U.S. GAAP.

          The consolidated statement of operations data for the three months ended March 31, 2006 and 2005, and the consolidated balance sheet data as of March 31, 2006 and 2005, are derived from our unaudited condensed consolidated financial statements and related notes which have been incorporated by reference into this prospectus. These unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements, and have included in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

          The selected financial data should be read in conjunction with our consolidated financial statements and related notes contained in our annual, quarterly and other reports that we have filed with the SEC and incorporated by reference herein.

	Calendar Year				Transition	Fiscal Year Ended September 30,	Three Months Ended
	2005	2004	2003	2002	2002	2002	March 31, 2006	March 31, 2005
	(In thousands, except per share data)
Statement of Operations Data
Revenues:
Research	$523,033	$480,486	$466,907	$486,967	$120,038	$496,403	$137,092	$125,196
Consulting	301,074	259,419	258,628	276,059	$58,098	$273,692	$75,893	$64,010
Events	151,339	138,393	119,355	109,694	$47,169	$121,991	$14,495	$8,055
Other	13,558	15,523	13,556	14,873	$4,509	$15,088	$3,449	$2,563
Total revenues	989,004	893,821	858,446	887,593	$229,814	$907,174	$230,929	$199,824
Operating income (loss)	25,280	42,659	47,333	49,541	$(12,886)	$96,183	$15,620	$(10,786)
(Loss) income from continuing operations	(2,437)	16,889	23,589	15,118	$(14,418)	$48,423	$7,770	$(14,707)
Net (loss) income	$(2,437)	$16,889	$23,589	$15,118	$(14,418)	$48,423	$7,770	$(14,707)
Per Share Data
Basic (loss) income per share:	$(0.02)	$0.14	$0.26	$0.18	$(0.18)	$0.58	$0.07	$(0.13)
Diluted (loss) income per share:	$(0.02)	$0.13	$0.25	$0.18	$(0.18)	$0.46	$0.07	$(0.13)
Weighted average shares outstanding
Basic	112,253	123,603	91,123	83,329	81,379	83,586	113,769	111,324
Diluted	112,253	126,326	92,579	85,040	81,379	130,882	115,798	111,324
Other Data
Cash, Cash equivalents and marketable equity securities	$70,282	$160,126	$229,962	$109,657	$109,657	$124,793	$65,640	$70,282
Total assets	$1,026,617	$861,194	$918,732	$808,909	$808,909	$814,003	$979,478	$1,026,617
Long-term debt	$180,000	$150,000	$—	$351,539	$351,539	$346,300	$175,000	$180,000
Stockholders' equity (deficit)	$146,588	$130,048	$374,790	$(29,408)	$(29,408)	$(5,596)	$154,521	$146,588

          The following items impact the comparability of our data from continuing operations:

  •
  On April 1, 2005, we acquired META for approximately $168.3 million in cash, excluding transaction costs. The results of META are included in our consolidated results beginning on that date. To fund the purchase of META, we borrowed $67.0 million under our revolving credit facility.

  •
  During Calendar 2005, we recorded $15.0 million in pre-tax charges related to the integration of META.

  •
  During Calendar 2005, we repurchased approximately 0.8 million of our common shares.

  •
  In Calendar 2004, we completed a tender offer in which we repurchased approximately 16.8 million of our common shares. Additionally, we also repurchased approximately 9.2 million of our common shares from Silver Lake. We borrowed $200.0 million in connection with these purchases.

  •
  During Calendar 2003, our long-term debt was converted into equity.

  •
  Other charges, which included costs for severance, excess facilities, impairment of long-lived assets and exit from certain non-core product lines, on a pre-tax basis, of $29.2 million in Calendar 2005, $35.8 million for Calendar 2004, $29.7 million for Calendar

    2003, $49.4 million for Calendar 2002, $32.2 million for Transition 2002, and $17.2 million for Fiscal 2002.

  •
  Pre-tax charges for the impairment of investments of $5.3 million in Calendar 2005, $3.0 million for Calendar 2004, $0.9 million for Calendar 2003, $4.2 million for Calendar 2002, $1.7 million for Transition 2002, and $2.5 million for Fiscal 2002.

  •
  Pre-tax goodwill impairment charges of $2.7 million in Calendar 2004. In the same year, $3.1 million of foreign currency charges related to the closing of certain operations in South America.

  •
  Gains (losses) on investments or assets and associated insurance claims, on a pre-tax basis, of $(0.5) million in Calendar 2005, $5.5 million for Calendar 2003, $0.5 million for Calendar 2002, and $1.3 million for Fiscal 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The purpose of the following Management's Discussion and Analysis ("MD&A") is to help facilitate the understanding of significant factors influencing the operating results, financial condition and cash flows of Gartner. Additionally, the MD&A also conveys our expectations of the potential impact of known trends, events or uncertainties that may impact future results. You should read this discussion in conjunction with our condensed consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated herein by reference. Historical results and percentage relationships are not necessarily indicative of operating results for future periods.

Overview

          Gartner, Inc. is a leading research and advisory firm that helps executives use technology to build, guide and grow their enterprises. We offer independent and objective research and analysis on the information technology, computer hardware, software, communications and related technology industries. We provide comprehensive coverage of the IT industry to approximately 10,000 client organizations, including approximately 400 Fortune 500 companies, across 75 countries. Our client base consists primarily of CIOs and other senior IT and business executives from a wide variety of enterprises, government agencies and the investment community.

          We employ a diversified business model that utilizes and leverages the breadth and depth of our research intellectual capital while enabling us to maintain and grow our market-leading position and brand franchise. The foundation for our business model is our ability to create and distribute our unique, proprietary research content as broadly as possible via:

  •
  published reports and briefings,

  •
  consulting and advisory services, and

  •
  hosting symposia, conferences and exhibitions.

          In early 2005, we undertook an initiative to better utilize the intellectual capital associated with our core research product. Our diversified business model provides multiple entry points and synergies that facilitate increased client spending on our research, consulting and events. A critical part of our long-term strategy is to increase business volume with our most valuable clients, identifying relationships with the greatest sales potential and expanding those relationships by offering strategically relevant research and analysis. We also seek to extend the Gartner brand name to develop new client relationships, and augment our sales capacity and expand into new markets around the world. In addition, we seek to increase our revenue and operating cash flow through more effective pricing of our products and services. These initiatives have created additional revenue streams through more effective packaging, campaigning and cross-selling of our products and services.

          We intend to maintain a balance between (1) pursuing opportunities and applying resources with a strict focus on growing our three core businesses and (2) generating profitability through a streamlined cost structure.

          We have three business segments: Research, Consulting and Events.

  •
  Research — provides insight for CIOs, IT professionals, technology providers and the investment community through reports and analyst briefings, access to our industry-leading analysts, as well as peer networking services and membership programs designed specifically for CIOs and other senior executives.

  •
  Consulting — consists primarily of consulting, measurement engagements and strategic advisory services (paid one-day analyst engagements) ("SAS"), which provide assessments of cost, performance, efficiency and quality focused on the IT industry.

  •
  Events — consists of various symposia, conferences and exhibitions focused on the IT industry.

          We believe the following business measurements are important performance indicators for our business segments:

Business Segment	Business Measurements
Research	Contract value represents the value attributable to all of our subscription-related research products that recognize revenue on a ratable basis. Contract value is calculated as the annualized value of all subscription research contracts in effect at a specific point in time, without regard to the duration of the contract.
Client retention rate represents a measure of client satisfaction and renewed business relationships at a specific point in time. Client retention is calculated on a percentage basis by dividing our current clients, who were also clients a year ago, by all clients from a year ago.
Wallet retention rate represents a measure of the amount of contract value we have retained with clients over a twelve-month period. Wallet retention is calculated on a percentage basis by dividing the contract value of clients, who were clients one year earlier, by the total contract value from a year earlier. When wallet retention exceeds client retention, it is an indication of retention of higher-spending clients, or increased spending by retained clients, or both.
Number of executive program members represents the number of paid participants in executive programs.
Consulting	Consulting backlog represents future revenue to be derived from consulting, measurement and strategic advisory services engagements.
Utilization rates represent a measure of productivity of our consultants. Utilization rates are calculated for billable headcount on a percentage basis by dividing total hours billed by total hours available to bill.
Billing Rate represents earned billable revenue divided by total billable hours.
Average annualized revenue per billable headcount represents a measure of the revenue generating ability of an average billable consultant and is calculated periodically by multiplying the average billing rate per hour times the average utilization percentage times the billable hours available for one year.
Events	Number of events represents the total number of hosted events completed during the period.
Number of attendees represents the number of people who attend events.

Executive Summary of Operations and Financial Position

          During Calendar 2005, we acquired META in an all-cash transaction for $10.00 per share, or approximately $168.3 million, excluding transaction costs of $8.1 million. META was a publicly owned, premier information technology and research firm that was based in Stamford, Connecticut with about 715 employees. In 2004, META generated $141.5 million in revenue from 52 worldwide locations and had $90.8 million of assets at December 31, 2004. The results of operations of META are included in our consolidated financial results beginning April 1, 2005, the date of the acquisition. As of December 31, 2005, we have fully and successfully integrated META into our operations.

          During the first quarter of 2006, we continued our efforts to enhance shareholder value by acquiring 1,174,550 shares of our common stock for $16.2 million and as of March 31, 2006, we have acquired 2,012,350 shares of our common stock for a total cost of approximately $27.3 million.

          On January 1, 2006, we adopted the new accounting rule for stock-based compensation, SFAS No, 123(R), and as a result we are now recording compensation expense for all stock-based compensation awards granted to employees. We award stock-based compensation as an incentive for employees to contribute to our long-term success, and historically we issued options and restricted stock. In 2006, in conjunction with the adoption of SFAS No. 123(R), and as part of our continuing efforts to better align the interests of our employees and our shareholders, we have made changes to our stock compensation strategy and have awarded additional types of equity awards as discussed in Note 5—Stock-Based Compensation in the Notes to the Condensed Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which is incorporated herein by reference.

          We initiated and completed several actions during Calendar 2005 to enhance shareholder value. We simplified our capital structure by eliminating our dual class stock, and since July 7, 2005 our common stock has been trading under one ticker symbol—IT. We believe this change increased the trading liquidity of our common stock for our shareholders. In September, we completed a buy back of certain vested and outstanding stock options for cash, which resulted in the tender and cancellation of approximately 6.4 million options. We undertook the buy back to reduce the option overhang resulting from the high number of options outstanding. In October, our Board of Directors authorized a $100.0 million common share repurchase program, and we repurchased approximately 838,000 of our common shares by the end of the year.

          We enhanced our liquidity and financial flexibility during Calendar 2005 by amending our credit facility. In addition to increasing our available credit and securing a more favorable amortization schedule, we also obtained more favorable covenant terms. We also reduced our exposure to rising interest rates on the term portion of the loan facility by entering into an interest rate swap agreement in the fourth quarter of Calendar 2005, which effectively converted the base floating rate on the base term loan to a fixed rate. We ended Calendar 2005 with $70.3 million in cash, which we believe is sufficient to meet our current needs, and our stockholders' equity at December 31, 2005 was $146.6 million.

          We believe that we have stabilized our core Research business and will continue to focus on growing its revenues. Research revenue was up 9% in Calandar 2005 over the prior year, to $523.0 million; revenue was up about 3% excluding the impact of META and the effect of foreign currency. At December 31, 2005, contract value was $592.6 million, up 16%, or $83.4 million, from $509.2 million at December 31, 2004. This represents our highest contract value since September 30, 2000 and our second highest level ever. In addition, the growth in contract value shows increases across all regions as well as across the entire product portfolio. Our Research client retention rate at December 31, 2005 increased to 81% from 80% at the prior year-end, while wallet retention was down to 93% from 95% over the same period.

          Research revenue was up 10% in the first quarter of 2006, to $137.1 million, from $125.2 million in the first quarter of 2005. At March 31, 2006, contract value was $560.8 million compared to $515.7 million at March 31, 2005, which was driven by both META and organic growth. At March 31, 2006, our research client retention rate remained strong at 79%, compared to 81% at December 31, 2005 and 80% at March 31, 2005. Wallet retention was 88% at March 31, 2006, compared to 94% at March 31, 2005.

          Consulting revenue for Calendar 2005 was up 16% over the prior year (revenue was up 11% excluding META and foreign currency impact), and we ended Calendar 2005 with a backlog of $119.9 million, a 7% increase from December 31, 2004. During Calendar 2005, our average consultant utilization rate was 62%, compared to 63% in the prior year, while billable headcount increased to 525 at December 31, 2005, as compared to 475 at December 31, 2004. Our average annualized revenue per billable headcount was above $375,000.

          Consulting revenue was up by 19% in the first quarter of 2006 to $75.9 million from $64.0 million in the first quarter of 2005. Consulting backlog at March 31, 2006 was up almost 2% from March 31, 2005, from $107.8 million to $109.7 million. During the first quarter of 2006, our consultant utilization rate increased to 68%, as compared to 63% during the first quarter of 2005, while the average hourly billing rate and the average annualized revenue per billable headcount also remained strong.

          Our Events business continues to deliver consistent and profitable growth. Our emphasis on managing the Events portfolio to retain our long-time successful events and introduce promising new events has resulted in continued positive revenue performance, with Calendar 2005 revenue up 9% over the prior year. Same event revenue also increased, up 5% over the prior year. Contributing to the increased revenue was a substantial increase in the number of events, with 70 held during Calendar 2005 as compared to 56 held in Calendar 2004.

          In the first quarter of 2006, the gross contribution margin in our Events business increased 3 percentage points, to 44% from 41% for the first quarter of 2005. Overall revenues recognized during the first quarter of 2006 were $6.4 million higher than in the comparable quarter of the prior year, of which approximately $5.0 million was timing related due to a shift in our events calendar. We held 6 conferences in the first quarter of 2006, compared to 5 in the first quarter of 2005. We have scheduled over 70 events in 2006 as compared to the 70 we held in 2005.

          For the first quarter of 2006, we had net income of $7.8 million, or $0.07 per diluted share, and we ended the quarter with $154.5 million of stockholders' equity. Our cash decreased, from $70.3 million at December 31, 2005, to $65.6 million at March 31, 2006, with the decline primarily due to the continuing buyback of our outstanding shares as discussed earlier.

Fluctuations in Quarterly Operating Results

          Our quarterly and annual revenue, operating income, and cash flow fluctuate as a result of many factors, including: the timing of Symposia, our flagship event that normally occurs during the fourth calendar quarter, and other events; the amount of new business generated; the mix of domestic and international business; changes in market demand for our products and services; changes in foreign currency rates; the timing of the development, introduction and marketing of new products and services; and competition in the industry. The potential fluctuations in our operating income could cause period-to-period comparisons of operating results not to be meaningful and could provide an unreliable indication of future operating results.

Critical Accounting Policies and Estimates

          The preparation of financial statements requires the application of appropriate accounting policies and the use of estimates. Our significant accounting policies are described in Note 1 in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, which are incorporated herein by reference. Management considers the policies discussed below to be critical to an understanding of our financial statements because their application requires significant management judgments and estimates. Specific risks for these critical accounting policies are described below.

          Revenue recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), and SEC Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"). Revenue by significant source is accounted for as follows:

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  Research revenues — are derived from subscription contracts for research products. Revenues from research products are deferred and recognized ratably over the applicable contract term;

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  Consulting revenues — are based primarily on fixed fee or time and materials for discrete projects. Revenues for such projects are recognized as work is delivered and/or services are provided;

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  Events revenues — are deferred and recognized upon the completion of the related symposium, conference or exhibition;

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  Other revenues — consists primarily of fees from research reprints and software licensing. Reprint fees are recognized when the reprint is shipped. Fees from software licensing is recognized when a signed non-cancelable software license exists, delivery has occurred, collection is probable, and the fees are fixed or determinable; and

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  The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All research contracts are non-cancelable and non-refundable, except for government contracts that have a 30-day cancellation clause, but have not produced material cancellations to date. It is our policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue, since the contract represents a legally enforceable claim. For those government contracts that permit termination, we bill the client the full amount billable under the contract but only record a receivable equal to the earned portion of the contract. In addition, we only record deferred revenue on these government contracts when cash is received. Deferred revenues attributable to government contracts were $44.6 million, $41.7 million and $40.9 million at March 31, 2006, December 31, 2005 and December 31, 2004, respectively. In addition, at March 31, 2006, December 31, 2005 and December 31, 2004, we had not recognized uncollected receivables or deferred revenues, relating to government contracts that permit termination, of $7.0 million, $7.1 million and $4.2 million, respectively.

          The preliminary purchase price allocation of the META acquisition includes an estimate of the fair value of the cost to fulfill the deferred revenue obligation assumed from META. The estimated fair value of the deferred revenue obligation was determined by estimating the costs to provide the services plus a normal profit margin, and did not include any costs associated with selling efforts. As a result, in allocating the purchase price we recorded adjustments to reduce the carrying value of META's March 31, 2005 deferred revenue by approximately $12.6 million. Consequently, revenues related to META contracts existing at the date of acquisition in the amount of approximately $9.0 million that would have been recorded by META had it remained an independent entity were not recognized in Calendar 2005, and the remaining $3.6 million will impact Calendar 2006. As former META customers renew their contracts, we will recognize the full value of revenue from those new contracts over the respective contract periods.

          Uncollectible fees receivable.    The allowance for losses is composed of a bad debt and a sales and allowance reserve. Provisions are charged against earnings. The measurement of likely and probable losses and the allowance for uncollectible fees receivable is based on historical loss experience, aging of outstanding receivables, an assessment of current economic conditions and the financial health of specific clients. This evaluation is inherently judgmental and requires material estimates. These valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectibility of fees receivable becomes available. Circumstances that could cause our valuation reserves to increase include changes in our clients' liquidity and credit quality, other factors negatively impacting our clients' ability to pay their obligations as they come due, and the effectiveness of our collection efforts. Total trade receivables at March 31, 2006 and December 31, 2005 were $277.2 million and $321.1 million, respectively, offset by an allowance for losses of approximately $7.6 million and $7.9 million, respectively.

          Impairment of goodwill and other intangible assets.    The evaluation of goodwill is performed in accordance with Statement of Financial Accounting Standards No. 142, — "Goodwill and Other Intangible Assets" ("SFAS 142"). This standard requires ongoing annual assessments of goodwill impairment. The evaluation of other intangible assets is performed on a periodic basis. These assessments require management to estimate the fair value of our reporting units based on estimates of future business operations and market and economic conditions in developing long-term forecasts. If we determine that the fair value of any reporting unit is less than its carrying amount, we must recognize an impairment charge, for the associated goodwill of that reporting unit, to earnings in our financial statements. The amount of the impairment is based upon the implied fair value of the reporting unit compared to the carrying amount of goodwill. Goodwill is evaluated for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger a review for impairment include the following:

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  Significant under-performance relative to historical or projected future operating results;

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  Significant changes in the manner of our use of acquired assets or the strategy for our overall business;

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  Significant negative industry or economic trends;

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  Significant decline in our stock price for a sustained period; and

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  Our market capitalization relative to net book value.

          Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates. During Calendar 2004, we recorded an impairment charge of $0.7 million in the first quarter relating to goodwill associated with certain operations in South America that were closed, and in the fourth quarter we recorded a goodwill impairment charge of $2.0 million related to the exit from certain non-core product lines.

          Accounting for income taxes.    As we prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. Valuation allowances are established when the Company determines that it is more likely than not that the asset or liability may not be realized due to insufficient taxable income or the expiration of carryforward periods. We consider the availability of loss carryforwards, existing deferred tax liabilities, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged against income in the period such determination was made.

          We operate in numerous foreign taxing jurisdictions and our level of operations and profitability in each jurisdiction could have an impact upon the amount of income taxes that we provide in any given year. In addition, our tax filings for various tax years are subject to audit by the tax authorities in jurisdictions where we conduct business. These audits may result in assessments of additional taxes. We have provided for the amounts we believe will ultimately result from these audits. However, resolution of these matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts provided.

          The Internal Revenue Service ("IRS") has completed the field work portion of an audit of our federal income tax returns for tax years ended September 30, 1999, through 2002. In October 2005, we received an Examination Report indicating proposed changes that primarily relate to the valuation of intangible assets licensed to a foreign subsidiary and the calculation of payments under a cost sharing arrangement between Gartner Inc. and one of its foreign subsidiaries. Gartner disagrees with the proposed adjustments relating to valuation and the cost sharing arrangement and intends to vigorously dispute this matter through applicable IRS and judicial procedures, as appropriate. However, if the IRS were to ultimately prevail on the issues, it could result in additional taxable income for the years under examination of approximately $130.7 million and an additional federal cash tax liability of approximately $41.0 million. The Company recorded a provision in prior periods based on our estimate of the amount for which the claim will be settled, and no additional amount was booked in the current period. Although the final resolution of the proposed adjustments is uncertain, we believe the ultimate disposition of this matter will not have a material adverse effect on our consolidated financial position, cash flows, or results of operations. The IRS has commenced an examination of tax years 2003 and 2004, which may include an examination of the matter described above for the tax years 2003 and 2004 in the event the IRS prevails on the issues.

          Accounting for stock-based compensation.    On January 1, 2006, we adopted Statement of Financial Accounting Standards 123(R), Share-Based Payment ("SFAS No, 123(R)"), as interpreted by SEC Staff Accounting Bulletin No. 107 ("SAB No. 107"). Effective with the adoption of SFAS No. 123(R), the Company is recognizing stock-based compensation expense, which is based on the fair value of the award on the date of grant, ratably over the related service period, net of estimated forfeitures.

          The determination of the fair value of a stock-based compensation award on the date of grant is impacted by a number of factors, including the use of a particular fair value model, the Company's stock price, and certain assumption regarding highly complex and subjective variables. Included among the variables that impact the fair value of an award are the expected life of the stock compensation award, the Company's common stock price volatility, and the rate of employee forfeitures. The assumptions used in calculating the fair value of our stock compensation awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different from what has been recorded in the current period.

          Contingencies and other loss reserves and accruals.    We record accruals for severance costs, lease costs associated with excess facilities, contract terminations and asset impairments as a result of actions we undertake to streamline our organization, reposition certain businesses and reduce ongoing costs. Estimates of costs to be incurred to complete these actions, such as future lease payments, sublease income, the fair value of assets, and severance and related benefits, are based on assumptions at the time the actions are initiated. To the extent actual costs differ from those estimates, reserve levels may need to be adjusted. In addition, these actions may be revised due to changes in business conditions that we did not foresee at the time such plans were approved. During Calendar 2005, we revised our previous estimate for costs and losses associated with excess facilities and we recorded a charge of approximately $8.2 million, primarily due to a reduction of office space in San Jose, California, where we consolidated employees from two buildings into one. The charge is included in Other charges along with severance, the option buyback, impairment, and other costs. Additionally, we record accruals for estimated incentive compensation costs during each year. Amounts accrued at the end of each reporting period are based on our estimates and may require adjustment as the ultimate amount paid associated with these incentives are sometimes not known until after year end.

          On December 23, 2003, we were sued in an action entitled Expert Choice, Inc. v. Gartner, Inc., Docket No. 3:03cv02234, United States District Court for the District of Connecticut. The plaintiff, Expert Choice, Inc., seeks an unspecified amount of damages for claims relating to royalties for the development, licensing, marketing, sale and distribution of certain computer software and methodologies. In January 2004, an arbitration demand was filed against Decision Drivers, Inc., one of our subsidiaries, and against us, by Expert Choice. The arbitration demand described the claim as being in excess of $10.0 million, but did not provide further detail. On February 22, 2006, we were informed of an offer from Expert Choice's counsel to settle the matter for $35.0 million. We immediately rejected Expert Choice's settlement offer. The case is currently in the discovery phase. We believe that we have meritorious defenses against the claims and continue to vigorously defend the case.

Change in Fiscal Year

          On October 30, 2002, we announced that our Board of Directors had approved a change of our fiscal year-end from September 30 to December 31, effective January 1, 2003. This change resulted in a three-month transitional period ending December 31, 2002. References to Transition 2002, unless otherwise indicated, refer to the three-month transitional period ended December 31, 2002. References to Fiscal 2002 and Fiscal 2001, unless otherwise indicated, are to the respective fiscal year period from October 1 through September 30. References to Calendar 2006, Calendar 2005, Calendar 2004, Calendar 2003, and Calendar 2002, unless otherwise indicated, are to the respective twelve-month period from January 1 through December 31.

Results of Operations

        Three Months Ended March 31, 2006 Versus Three Months March 31, 2005

        Total revenues increased 16%, or $31.1 million, to $230.9 million in the first quarter of 2006 compared to $199.8 million for the first quarter of 2005. Revenues increased in all of our business segments, with the Research segment up 10%, Consulting up 19%, and Events up 80%. The increase in Events revenues was driven by both timing and strong performance with our ongoing theme events. Excluding the effects of foreign currency translation, total revenue for the first quarter of 2006 would have increased about 18%. See the Segment Results section below for a further discussion of segment revenues.

          Cost of services and product development increased by $10.0 million, or 11%, to $105.3 million in the first quarter of 2006 compared to $95.3 million in the first quarter of 2005. Excluding the favorable effects of foreign currency translation, cost of services and product development would have increased by 13%. The increase in cost of services and product development resulted from increased headcount, primarily due to the META acquisition, merit salary increases, and a charge of $1.4 million for stock-based compensation expense under SFAS No. 123(R), which we adopted on January 1, 2006. The increase also reflects $2.4 million of higher conference expenses related to the timing of our first quarter 2006 events. During the first quarter of 2005, cost of services and product development benefited by the reversal of $2.1 million of the prior year's incentive compensation program accruals. As a percentage of sales, cost of services and product development decreased to 46% during the first quarter of 2006 from 48% during the first quarter of 2005, mostly due to strong profitability in our Consulting segment.

          Selling, general and administrative expenses increased $7.9 million, or 9%, to $99.5 million in the first quarter of 2006 from $91.5 million in the first quarter of 2005, primarily due to increased compensation costs, reflecting higher investment in our sales channel as we added 120 sales associates, 80 of which were related to the META acquisition, over the prior year. Also included in the increase are higher sales commissions, as well as a charge of $1.1million for stock-based compensation expense under SFAS No. 123(R). Excluding the favorable effects of foreign currency translation, SG&A expenses would have increased by approximately 11% over the prior year. During the first quarter of 2005, SG&A expenses benefited by the reversal of $0.8 million of prior year's incentive compensation program accruals.

          Depreciation expense for the first quarter of 2006 was $5.7 million, compared to $6.1 million for the first quarter of 2005. The decrease was due to a reduction in capital spending, which has led to a decrease in depreciation expense.

          Amortization of intangibles was $3.4 million for the first quarter of 2006 compared to an immaterial amount in the first quarter of 2005, reflecting the acquisition of intangibles from the META acquisition in April 2005.

          META integration charges were $1.5 million and $3.4 million for the first three months of 2006 and 2005, respectively. These expenses relate primarily to severance, and for consulting, accounting, and tax services.

          Other charges in the first quarter of 2005 were $14.3 million. Included in the charge was $10.6 million for costs associated with employee severance payments and related benefits. In addition, we also recorded other charges of approximately $3.7 million, primarily related to a restructuring of our international operations.

          Loss from investments, net for the first quarter of 2005 was $5.1 million due to the writedown of an investment to its estimated net realizable value.

          Interest expense, net was $4.4 million and $1.3 million in the first quarters of 2006 and 2005, respectively, due to higher interest expense on our debt as well as higher interest accretion on our excess facilities liabilities. We had $243.3 million of debt outstanding as of March 31, 2006, compared to $180.0 million at March 31, 2005, an increase of $63.3 million, which was part of the $67.0 million we borrowed under our revolving credit facility in April 2005 to finance the acquisition of META. The weighted-average interest rate on our debt rose to 6.45% in the first quarter of 2006 from 4.00% in the first quarter of 2005.

          Other expense, net was $0.7 million and $0.3 million for the first quarters of 2006 and 2005, respectively, consisting primarily of net foreign currency exchange losses.

          The provision for income taxes was a $2.8 million in the first quarter of 2006 compared to a benefit of $2.8 million in the first quarter of 2005. The effective tax rate was 26.4% for the first quarter of 2006 and 16.2% for the first quarter of 2005. The effective tax rate for the first quarter of 2005 includes the effect of certain non-deductible expenses, which in a loss situation lowers the effective tax rate. Non-deductible charges did not have a significant impact on the effective tax rate for the first quarter of 2006.

          Excluding the impact of SFAS No. 123(R), amortization of certain intangibles acquired as part of the META acquisition and various META integration charges, the effective tax rates were 28% and 33% for the first quarters of 2006 and 2005, respectively. The lower effective tax rate from the first quarter of 2005 compared to the first quarter of 2006 primarily relates to a favorable earnings mix between higher and lower tax jurisdictions. For the first quarter of 2005, the one-time charges primarily relate to the impairment of capital assets for which we received no tax benefit.

  Quarter Ended March 31, 2006 Segment Results

          The first quarter of 2005 did not contain results related to META, since the transaction closed on April 1, 2005. This has an impact on the comparability of the two periods. However, the two companies have now been completely integrated and it is increasingly difficult to approximate the first quarter 2006 impact on our results from the acquisition. As of March 31, 2006, we had transacted on 98% of the research contracts that were in force at the time of acquisition. As we transacted upon the contracts, those that we retained were transitioned to Gartner products, making it difficult to discern the impact on 2006 revenues. The revenue recognized in the Research segment in the first quarter of 2006 from the originally purchased deferred revenue was $0.5 million. Revenue recognized in the Consulting segment during the first quarter of 2006 from the originally purchased deferred revenue was $0.4 million, and the consultants that joined Gartner from META have been fully integrated and work on Gartner solutions. Additionally, there were no events in the first quarter of 2006 related to META.

          We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income (loss) excluding certain cost of sales and selling, general and administrative expenses, depreciation, amortization of intangibles, goodwill impairments, income taxes, META integration charges, and other charges. Gross contribution margin is defined as gross contribution as a percentage of revenues.

          Research.    Research revenues increased 10% to $137.1 million for the first quarter of 2006, compared to $125.2 million for the first quarter of 2005, an increase of $11.9 million. The increase was primarily driven by META and continued growth in our Executive Programs. Excluding the unfavorable effects of foreign currency, revenue would have increased approximately 12% over the prior year quarter.

          Research gross contribution of $84.4 million for the first quarter of 2006 increased $7.4 million, or 9.6%, from the $77.0 million for the first quarter of 2005, while the gross contribution margin was 62% for both quarters. The 2006 contribution margin reflects a charge of approximately $1.0 million for stock-based compensation under SFAS No. 123(R).

          Research contract value increased $45.1 million to $560.8 million at March 31, 2006 from $515.7 million at March 31, 2005. META contributed $36.0 million of this increase and growth in our Executive Programs contributed $25.0 million, while foreign currency had a negative impact of $16.0 million. Research contract value was down $31.8 million from $592.6 million at December 31, 2005, primarily due to the impact of foreign exchange as well as a seasonal decrease in contract value after the strong fourth quarter 2005 results.

          Client retention rates decreased 1 percentage point to 79% at March 31, 2006 from 80% at March 31, 2005. Wallet retention rate decreased to 88% during the first quarter of 2006 from 94% during the first quarter of 2005, primarily due to the negative impact of foreign exchange. Our Executive Program membership was 3,460 at March 31, 2006, up 16% from 2,978 members at March 31, 2005.

          Consulting.    Consulting revenues increased $11.9 million, or 19%, to $75.9 million for the first quarter of 2006 compared to $64.0 million for the first quarter of 2005. Excluding the unfavorable effects of foreign currency translation, Consulting revenues would have increased 21%. The revenue increase reflects the impact of META as well as strong organic growth in our core consulting services. The growth in our core consulting services was across all of our regions and practices and reflects the continuing execution of our strategy of focusing on fewer accounts, attracting larger deals through integrated solutions, and enhancing engagement profitability through improved resource management. Billable headcount was 507 at March 31, 2006, down slightly from 509 at March 31, 2005.

          The Consulting segment delivered strong profits during the quarter, as the gross contribution of $33.8 million for the first quarter of 2006 increased 46% from the $23.1 million for the first quarter of 2005, while gross contribution margin for the first quarter of 2006 increased 9 percentage points to 45% from 36% in the prior year period. The increase in gross contribution margin was driven by higher profitability per engagement. The consultant utilization rate increased to 68% during the first quarter of 2006 compared to 63% in the prior year quarter, while the billing rate for the first quarter of 2006 was over $350 per hour compared to $335 per hour in the prior year quarter. Our average annualized revenue per billable headcount was over $400,000 in the first quarter of 2006, compared to about $370,000 in the prior year quarter.

          Consulting backlog, which represents future revenues to be recognized from consulting, measurement and SAS, increased $1.9 million to $109.7 million at March 31, 2006, compared to $107.8 million at March 31, 2005, but was down when compared to the $119.9 million at December 31, 2005.

          Events.    Events revenues increased 80%, or $6.4 million, to $14.5 million for the first quarter of 2006 compared to $8.1 million for the first quarter of 2005, with approximately $5.0 million of the increase due to events timing and the remainder due to revenue growth from our theme events. We held 6 conferences in the first quarter of 2005, one more than the 5 conferences held in the first quarter of 2005. We held 70 events in 2005 and is scheduled to hold over 70 events in 2006.

          Gross contribution of $6.4 million for the first quarter of 2006 increased from $3.3 million for the first quarter of 2005 due to events timing, as discussed above, as well as improved profitability on our theme events. Gross contribution margin for the first quarter of 2006 increased 3 percentage points to 44% from 41% for the first quarter of 2005. The increase in gross contribution margin was due primarily to timing and to changes in the mix of our events, partially offset by higher overall conference expenses.

          Attendance at Events was 4,226 for the first three months of 2006 compared to 2,555 in the same period in the prior year, with the majority of the increase due to timing as three theme events held in the second quarter of 2005 were held in the first quarter in 2006.

  Calendar 2005 Versus Calendar 2004

          Total revenues increased 11%, or $95.2 million, to $989.0 million during Calendar 2005 from $893.8 million during Calendar 2004.

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  Research — revenues increased 9% in Calendar 2005 to $523.0 million, compared to $480.5 million in Calendar 2004, and comprised approximately 53% and 54% of total revenues in Calendar 2005 and Calendar 2004, respectively.

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  Consulting — revenues in Calendar 2005 of $301.1 million were up 16% compared to the $259.4 in Calendar 2004, and comprised approximately 30% and 29% of total revenues in Calendar 2005 and Calendar 2004, respectively.

  •
  Events — revenues were $151.3 million in Calendar 2005, an increase of 9% from the $138.4 million in Calendar 2004, and comprised approximately 15% of total revenues in both periods.

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  Other revenues — consisting principally of reprint and software licensing fees, decreased 13% to $13.6 million in Calendar 2005 from $15.5 million in Calendar 2004.

          The effects of foreign currency translation had approximately a $1.1 million negative effect on total revenues for Calendar 2005 compared to Calendar 2004, while the META purchase added approximately $50.0 million of revenue. Excluding the effects of foreign currency translation and the META acquisition, revenues would have increased approximately 5% year-over-year. See the Segment Results section below for a further discussion of segment revenues.

          Revenues increased in all regions. Revenues from sales to United States and Canadian clients increased 9% to $611.0 million in Calendar 2005 from $559.4 million in Calendar 2004. Revenues from sales to clients in Europe, the Middle East and Africa ("EMEA") increased 13% to $296.8 million in Calendar 2005 from $263.0 million in Calendar 2004. Revenues from sales to clients in other international regions increased 14% to $81.2 million in Calendar 2005 from $71.4 million in Calendar 2004.

          Cost of services and product development increased $52.1 million, or 12%, to $486.6 million in Calendar 2005 from $434.5 million in Calendar 2004, with foreign currency translation having a negligible impact. The increase in cost of services and product development on a year-to-date basis resulted primarily from an increase in salary and benefits expense of approximately $33.5 million, primarily driven by the addition of 140 people related to the META purchase, and higher bonus expense and sales commissions of $14.2 million and $5.0 million, respectively. The increase in bonus expense reflects the Company's decision to restore bonus payouts to a competitive level. In addition, we had $5.3 million of higher conference expenses related to an increase in the number of events and attendees.

          Cost of services and product development in Calendar 2005 benefited by the reversal of $2.1 million of prior years' incentive compensation program accruals. Additionally, cost of services and product development during Calendar 2004 benefited by the reversal of $3.5 million of prior years' incentive compensation program accruals. For Calendar 2005 and 2004, cost of services and product development as a percentage of sales was 49% for both periods. Selling, general and administrative expenses increased $47.4 million, or 14%, to $397.3 million in Calendar 2005 from $349.8 million in Calendar 2004, with foreign currency translation having a negligible impact.

          The increase in SG&A expenses on a year-to-date basis was primarily driven by our continued investment in our sales organization, in which we now have over 700 sales associates, a 17% increase over Calendar 2004, reflecting the addition of 110 sales associates in 2005. We added 111 people related to the META purchase, including 80 sales associates, accounting for approximately $10.7 million of the increase. In addition to the $10.7 million increase attributable to META, other salary and benefit increases totaled $12.1 million, while bonus expense and sales commissions increased by $6.9 million and $7.0 million, respectively. Also, we had approximately $16.4 million of additional external consulting, facilities, outsourcing, and other charges. These charges were offset by the favorable impact of approximately $4.4 million of lower costs, primarily marketing, and production. SG&A expenses in Calendar 2005 benefited by the reversal of $0.9 million of prior years' incentive compensation program accruals. During Calendar 2004, SG&A expenses benefited by the reversal of $3.3 million of prior year's incentive compensation program accruals. During Calendar 2004, the Company reduced its allowance for doubtful accounts by $3.7 million as a result of increased collections and a decline in write-offs.

          Depreciation expense for Calendar 2005 decreased 8% to $25.5 million, compared to $27.6 million for Calendar 2004. The reduction is due to a decline in capital spending, reflecting our disciplined capital spending on projects that support our strategic initiatives. Amortization of intangibles increased to $10.2 million in Calendar 2005 from $0.7 million in the prior year due to the amortization of the $25.6 million of intangibles asset acquired in the META acquisition. The majority of the intangibles related to the META acquisition will be fully amortized by the end of Calendar 2006.

          Goodwill impairments were $2.7 million in Calendar 2004, reflecting the write-off of goodwill related to the closing of certain operations in Latin America and other non-core product lines.

          Other charges during Calendar 2005 were $29.2 million, which includes $10.7 million related to workforce reductions, $6.0 million for an option buyback, $8.2 million related to a reduction in office space, and $4.3 million of other charges. The Company severed a total of 150 employees in Calendar 2005 and estimates the annualized savings from the termination of these employees to be approximately $15.2 million. The Company plans to reinvest a significant portion of these savings into improving its products, processes, and infrastructure to help drive future growth.

          During the fourth quarter of Calendar 2005, the Company recorded other charges of $1.5 million for costs associated with employee termination severance payments and related benefits for 27 employees. In addition, during the fourth quarter of Calendar 2005 the Company reversed approximately $0.7 million of previously accrued severance benefits because the amounts actually paid were less than estimated. During the third quarter of Calendar 2005, the Company recorded other charges of $6.0 million related to its completion of a one time offer to buy back certain vested and outstanding stock options for cash (See Note 8—Equity and Stock Programs in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated herein by reference, for additional information). During the second quarter of Calendar 2005, the Company recorded other charges of $8.2 million. Included in the second quarter charge was $8.2 million of costs primarily related to the reduction of office space in San Jose, California, by consolidating employees from two buildings into one. The Company also recorded a charge of $0.6 million associated with certain stock combination expenses, which was offset by a reversal of approximately $0.9 million of accrued severance and other charges that the Company determined would not be paid. During the first quarter of Calendar 2005, the Company recorded other charges of $14.3 million. Included in the charge was $10.6 million for costs associated with employee termination severance payments and related benefits. The workforce reduction was a continuation of the plan announced in the fourth quarter of Calendar 2004, which resulted in the termination of 123 employees during the three months ended March 31, 2005. In addition, during the first quarter of Calendar 2005 the Company also recorded other charges of approximately $3.7 million, primarily related to a restructuring of the Company's international operations.

          Other charges during Calendar 2004 were $35.8 million. Included in this amount was $29.7 million related to severance and benefits for 203 employees, including costs of $7.7 million related to the departure of our President and COO and our Chairman and CEO. Of the 203 employees, 132 were severed as part of the action plan announced in the fourth quarter of Calendar 2003. During Calendar 2004, the Company also revised its estimate of previously recorded costs and losses associated with excess facilities and recorded $2.3 million of additional provisions. The revised estimate was due to a decline in market lease rates for expected subleases, as well as a reduction in estimated periods of subleases. The Company also recorded charges in Calendar 2004 of $1.9 million related to the restructuring of certain internal systems, and $1.8 million for charges related to the exit from certain international and other non-core operations.

          (Loss) gain on investments, net for Calendar 2005 includes non-cash charges of $5.1 million and $0.2 million during the first and second quarters, respectively, primarily related to writedowns of its investment in SI Venture Fund II, L.P. ("SI II") which the Company had decided to sell in the fourth quarter of Calendar 2004. The Company recorded the writedown in the first quarter of Calendar 2005 to reduce the investment to its estimated net realizable value after receiving preliminary indications of interest to acquire the investment for less than its recorded value. The Company took the additional writedown in the second quarter of Calendar 2005 based on a preliminary sale agreement for which the proceeds were less than the recorded value. On August 2, 2005, the Company sold its investment in SI II for approximately $1.3 million, with no resulting gain or loss recorded on the sale since the investment was already at net realizable value. During the fourth quarter of Calendar 2005, the Company sold an investment in common stock it had acquired in the META acquisition for $0.7 million, and recorded a loss of $0.5 million, which is recorded in (Loss) gain from investments, net in the Consolidated Statements of Operations included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated herein by reference.

          (Loss) gain on investments, net for Calendar 2004 was a loss of $3.0 million. In the fourth quarter of Calendar 2004, the Company made the decision to liquidate its equity investments in SI Venture Associates, L.L.C. ("SI I") and to sell the Company's interest in SI II. SI I and SI II were venture capital funds engaged in making investments in early to mid-stage IT-based or Internet-enabled companies, of which the Company owned 100% of SI I and 22% of SI II at December 31, 2004. In the fourth quarter of Calendar 2004, the Company recorded a charge of $1.5 million related to the liquidation of SI I, to include $0.8 million for the writedown of the investment and $0.7 million in related shutdown charges. No charges were recorded on SI II in the fourth quarter of Calendar 2004 related to the planned sale since management believed that the carrying value of the investment approximated its net realizable value. In the third quarter of Calendar 2004, the Company recorded a non-cash charge of $2.2 million related to the transfer of an investment to SI II, as well as a decrease in the Company's ownership percentage in SI II of seven hundred basis points. The carrying value of the Company's investments held by SI I and SI II were zero and $6.7 million, respectively, at December 31, 2004.

          Other (expense), net for Calendar 2005 of $2.9 million consists primarily of net foreign currency exchange gains and losses. Other (expense), net of $3.9 million in Calendar 2004 includes the non-cash write-off of $3.1 million of accumulated foreign currency translation adjustments associated with certain of our operations in South America that we have closed. As a result of this decision we were required to reclassify these currency adjustments that have been accumulated within equity to earnings, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation."

          Provision for income taxes was 144.8% and 51.0% of income before income taxes for Calendar 2005 and 2004, respectively. The increase in the effective tax rate for Calendar 2005, as compared to that of Calendar 2004, is principally due to the fact that the Company generated less income in low tax jurisdictions as compared to the prior year and recorded valuation allowances against capital losses and foreign tax credit carryforwards. The impact of these items is offset, in part, by benefits taken to reduce the overall tax expense on repatriated earnings as well as reductions for interest costs related to tax contingencies. The impact of the various positive and negative adjustments is amplified by lower pretax book income in 2005 as compared to 2004. In Calendar 2004, we took a $5.0 million tax charge in anticipation of repatriating approximately

$52.0 million in earnings from our non-US subsidiaries in Calendar 2005. The repatriation was expected to qualify for a one-time reduced tax rate pursuant to the American Jobs Creation Act. (AJCA). The charge was partially offset by a benefit of $2.5 million to release valuation allowance on foreign tax credits that were expected to be utilized before they expired. In March 2005, we repatriated approximately $52.0 million in cash from our non-US subsidiaries. Also in 2005, we took into account technical corrections issued by the Treasury Department related to repatriating earnings under the AJCA. As a result of favorable provisions in the technical corrections, we realized a tax benefit of $3.6 million in 2005 that reduced the cumulative charge on the repatriated earnings to $1.4 million. In addition, as a consequence of the application of the technical corrections, we re-evaluated our ability to use foreign tax credits in the future and took a charge of $2.5 million to re-establish valuation allowance for foreign tax credits that will more likely than not expire unused.

          Excluding the effect of certain one-time charges, the provision for income taxes for Calendar 2005 and Calendar 2004 would have been 36.6% and 36.0% respectively. In 2005, the most significant of these one-time charges included expenses related to the acquisition and integration of META, various capital losses and impairments, charges associated with the buy-back of under water stock options, and severance and facilities reduction charges. In 2004, the most significant of these one-time charges included nondeductible goodwill impairment, the write-off of accumulated foreign currency translation adjustments associated with certain South American operations, various capital losses and impairments, and severance and facilities reduction charges.

  2005 Segment Results

          We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income excluding certain selling, general and administrative expenses, depreciation, amortization of intangibles, goodwill impairments, income taxes, META integration charges, and other charges. Gross contribution margin is defined as gross contribution as a percentage of revenues.

          Research.    Research revenues increased 9%, or $42.5 million, when comparing Calendar 2005 and Calendar 2004, with META contributing approximately $29.0 million, and growth in our Executive Programs accounting for the majority of the rest of the increase. The impact of foreign currency was immaterial. Excluding the impact of META and foreign currency, revenue was up 3%.

          Research gross contribution of $310.0 million for Calendar 2005 increased from the $292.7 million for Calendar 2004, while the gross contribution margin for Calendar 2005 decreased to 59% from 61% in the prior year. The decrease in the gross contribution margin in Calendar 2005 was primarily due to increased revenues from our Executive Programs, which have lower margins than our core subscription products, an increase in compensation costs, mostly due to headcount related to the META acquisition, and the impact of converting META contract value to Gartner contract value. We have now transacted on approximately 95% of the META contract value.

          Research contract value, an indicator of future research revenue, was $592.6 million at December 31, 2005, an increase of 16%, or $83.4 million, from $509.2 million at December 31, 2004. Approximately half of the increase in contract value is attributable to the META acquisition. Excluding the impact of foreign currency, contract value increased by approximately 13%. The research contract value of $592.6 million at December 31, 2005 represents our highest reported contract value since September 30, 2000.

          At December 31, 2005, our research client retention rate increased to 81% from 80% at December 31, 2004, while our wallet retention rate was 93% compared to 95% at December 31, 2004. Our Executive Program membership was 3,522 at December 31, 2005, up 18% from 2,975 at December 31, 2004, which is attributed to new business growth in North America and EMEA, as well as improved renewal rates and clients obtained as a result of the META acquisition. Our Executive Program membership remains the largest in our industry and has almost doubled in the last three years.

          Consulting.    Consulting revenues of $301.1 million for Calendar 2005 were up 16%, or $41.7 million, when compared to the $259.4 million in Calendar 2004, with META contributing approximately $18.0 million of the revenue growth. The revenue increase reflects strong organic growth in our core consulting services as well as in the performance-fee portion of our consulting business. The increase in the performance-fee business for Calendar 2005 includes revenues that the Company did not expect to close until the first quarter of 2006, and as a result our margin for that quarter will be impacted. The growth in our core consulting services reflects our continuing execution of our strategy of focusing on fewer accounts, attracting larger deals through integrated solutions, and enhancing engagement profitability through improved resource management. Revenue in Calendar 2005 increased despite our exit from certain less profitable consulting practices and geographies in Calendar 2004. The effect of foreign currency exchange rates reduced revenues by approximately 1%. Excluding the impact of META and foreign currency, revenue was up 11%.

          Consulting gross contribution of $125.7 million for Calendar 2005 increased significantly from the prior year, up 36% from the $92.7 million for Calendar 2004, primarily due to higher profitability per engagement, as well as the impact of the timing of performance-fees discussed above. Gross contribution margin for Calendar 2005 increased to 42% from 36% in the prior year. Consulting utilization rates were 62% during Calendar 2005 as compared to 63% during Calendar 2004, while our billable rate was over $350 per hour in Calendar 2005, compared to a $318 per hour billable rate in Calendar 2004. Our billable headcount increased to 525 at December 31, 2005 as compared to 475 at December 31, 2004, an 11% increase, primarily related to consultants from the META acquisition. Our average annualized revenue per billable headcount was approximately $390,000 in Calendar 2005 compared to $342,000 in Calendar 2004.

          Consulting backlog, which represents future revenues to be recognized from in-process consulting, measurement and SAS, increased 7%, or $8.1 million, to $119.9 million at December 31, 2005, compared to $111.8 million at December 31, 2004.

          Events.    Events revenues increased 9%, or $12.9 million, to $151.3 million for Calendar 2005, compared to $138.4 million for Calendar 2004, with approximately $2.4 million of the increase related to META. Changes in foreign currency exchange rates had a negligible effect on revenues when comparing Calendar 2005 to Calendar 2004. Excluding META and foreign currency, revenue was up 8%. The revenue increase was primarily due to an increase in the number of events, to 70 for Calendar 2005 compared to 56 in the prior year period, as we added 15 new events in new topic areas and geographies. Revenue increased to a lesser extent due to continued performance from our recurring events, for which revenue was up about 5% year over year. The number of attendees at our Events increased by about 14% in Calendar 2005 compared to Calendar 2004, rising to 35,502 from 31,223, respectively.

          Gross contribution of $76.1 million for Calendar 2005 was 9.6% higher than the $69.5 million recorded in Calendar 2004. As a percentage of revenues, gross contribution was 50% during Calendar 2005 and Calendar 2004. Since new events typically run at lower margins in their first year of existence, the 15 new events we launched in Calendar 2005 had slightly lower margins than existing events. However, in addition to launching these new events, we continued to rationalize our existing portfolio by exiting from events that no longer met our profit targets. As a result of this active portfolio management, we were able to deliver a flat contribution margin year-over-year.

        Calendar 2004 Versus Calendar 2003

        Total revenues increased 4% to $893.8 million during Calendar 2004 from $858.4 million during Calendar 2003.

  •
  Research — revenues increased 3% in Calendar 2004 to $480.5 million, compared to $466.9 million in Calendar 2003, and comprised approximately 54% of total revenues in both Calendar 2004 and Calendar 2003.

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  Consulting — revenues in Calendar 2004 of $259.4 were up slightly compared to the $258.6 in Calendar 2003, and comprised approximately 29% and 30% of total revenues in Calendar 2004 and Calendar 2003, respectively.

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  Events — revenues were $138.4 million in Calendar 2004, an increase of 16% from the $119.4 million in Calendar 2003, and comprised approximately 15% of total revenues in Calendar 2004 versus 14% in Calendar 2003.

  •
  Other revenues — consisting principally of reprint and software licensing fees, increased 15% to $15.5 million in Calendar 2004 from $13.6 million in Calendar 2003.

          The effects of foreign currency translation had approximately a 3% positive effect on total revenues for Calendar 2004 compared to Calendar 2003. Excluding the positive effects of foreign currency translation, revenues would have increased approximately 1% year-over-year. See the Segment Results section below for a further discussion of segment revenues.

          Revenues increased in all regions year-over-year. Revenues from sales to United States and Canadian clients increased 4% to $559.4 million in Calendar 2004 from $535.7 million in Calendar 2003. Revenues from sales to clients in EMEA increased 4% to $263.0 million in Calendar 2004 from $252.3 million in Calendar 2003. Revenues from sales to clients in other international regions increased 1% to $71.4 million in Calendar 2004 from $70.5 million in Calendar 2003.

          Cost of services and product development increased 6% during Calendar 2004 to $434.5 million from $410.7 million during Calendar 2003. Excluding the effects of foreign currency translation, cost of services and product development would have increased by 2%, primarily due to increased investment in our core Research business. Growth in our Executive Programs and Events businesses also contributed to higher costs in Calendar 2004. As a percentage of sales, cost of services and product development increased to 48.6% from 47.8% in the prior year period. Cost of services and product development in Calendar 2004 benefited from the reversal of $3.5 million of prior years' incentive compensation.

          Selling, general and administrative expenses increased 5%, to $349.8 million during Calendar 2004 from $333.4 million during Calendar 2003. SG&A would have increased by approximately 2% excluding the negative effects of foreign currency translation. As a percentage of sales, SG&A expense increased slightly in Calendar 2004, to 39.1% of sales from 38.8% in Calendar 2003. SG&A expenses benefited during Calendar 2004 from the reversal of $3.3 million of prior years' incentive compensation, as well as a reduction in the allowance for doubtful accounts of $3.7 million due to increased collections and a decline in bad debt write-offs as a percentage of sales.

          Depreciation expense for Calendar 2004 decreased 23% to $27.7 million, compared to $36.0 million for Calendar 2003. The decrease was due to a reduction in capital spending during Calendar 2004, Calendar 2003 and Calendar 2002 relative to the capital spending during Fiscal 2001 and 2000, which led to a decrease in depreciation expense.

          Amortization of intangibles decreased 46% when comparing Calendar 2004 to Calendar 2003 due to certain intangible assets having been fully amortized since the third quarter of Calendar 2003.

          Goodwill impairments were $2.7 million in Calendar 2004 compared to $0 in Calendar 2003, reflecting the write-off of goodwill related to the closing of certain operations in South America and other non-core product lines.

          Other charges during the fourth quarter of Calendar 2004 were $11.9 million, of which $5.9 million was for severance and benefits related to a workforce reduction of 40 employees. Other charges of $4.3 million during the third quarter of Calendar 2004 primarily included severance costs associated with the departure of our President and our former CEO of $3.1 million and $0.8 million, respectively. Other charges of $9.1 million during the second quarter of Calendar 2004 included $3.8 million of severance costs associated with the departure of our former CEO, as well as $5.3 million of costs associated with the termination of 30 employees. During the first quarter of Calendar 2004, other charges of $10.5 million were primarily associated with a realignment of our workforce. This workforce realignment was a continuation of the action plan initiated during the fourth quarter of Calendar 2003 and resulted in the termination of 132 employees, or approximately 4% of our workforce, bringing the total terminations associated with the action plan to 262 employees. For all of Calendar 2004, we recorded total charges of $29.7 million related to the realignment of our workforce, including costs of $7.7 million related to the departure of our President and our former CEO. The realignment resulted in the termination of 203 employees for the full year. The annualized savings from the termination of these employees would be approximately $23.3 million. However, we plan to reinvest a significant portion of these savings into improving our products, processes, infrastructure, and to fund increases in sales capacity to drive future growth.

          Additionally, during the fourth quarter of Calendar 2004, we revised our estimates of previously recorded costs and losses associated with excess facilities and recorded $2.3 million of additional provisions. The revised estimate was due to a decline in market lease rates for expected subleases, as well as a reduction in estimated periods of subleases. We also recorded a charge of $1.9 million in the fourth quarter of Calendar 2004 related to the abandonment of certain internal systems, and $1.8 million for charges related to the exit from certain international and other non-core operations.

          Other charges of $29.7 million during Calendar 2003 were for costs for employee severance and benefits associated with workforce reductions initiated under two separate actions, $5.4 million during the first quarter of Calendar 2003 and $14.6 million during the fourth quarter of Calendar 2003. Additionally, during the fourth quarter of Calendar 2003, we revised our estimates of previously recorded costs and losses associated with excess facilities and recorded $9.7 million of additional provisions. The revised estimate was due to a decline in market lease rates for expected subleases, as well as a reduction in estimated periods of subleases. The workforce reduction that occurred during the first quarter of Calendar 2003 was a continuation of the action taken in Transition 2002, which resulted in the termination of 92 employees, or approximately 2% of our workforce. The purpose of this reduction was to reduce costs in underperforming segments. The workforce reduction that occurred during the fourth quarter of Calendar 2003 resulted in the termination of 130 employees, or approximately 3% of our workforce. The purpose of this workforce reduction was part of an effort to streamline operations, strengthen key consulting practices, and align our organizational structure to focus on client needs. These remaining payments associated with the workforce reduction were completed in the second quarter of Calendar 2004 and were funded out of existing cash.

          (Loss) gain on investments, net during Calendar 2004 was a loss of $3.0 million. In the fourth quarter of Calendar 2004, we recorded a charge of $0.8 million related to the liquidation of SI I. In addition, we recorded an additional charge of $0.7 million in related liquidation costs, which is recorded in Other charges. In the third quarter of Calendar 2004, we recorded a charge of $2.2 million for the transfer of our investment in TruSecure to SI II, as well as a decrease in our ownership percentage in SI II of seven hundred basis points. As a result of this transfer and the decrease in ownership, we were relieved of all future capital calls, which had totaled $4.0 million. See Note 3—Investments in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated herein by reference, for additional information.

          (Loss) gain on investments, net during Calendar 2003 was a gain of $4.7 which included a $5.5 million insurance recovery received during Calendar 2003 associated with previously incurred losses arising from the sale of a business. Also included was an impairment loss of $0.9 million associated with a minority-owned investment not publicly traded. We evaluated the investment for impairment because of the investee's recapitalization due to its lack of capital resources to redeem its mandatorily redeemable equity, which led us to write the investment down to our estimate of fair value. The conversion of our outstanding convertible debt to equity during the fourth quarter of Calendar 2003 decreased our interest expense. However, due to the new credit agreement signed in the third quarter of Calendar 2004, interest expense will increase in the future.

          Other (expense), net for Calendar 2004 of $3.9 million includes the non-cash write-off of $3.1 million of accumulated foreign currency translation adjustments associated with certain of our operations in South America that we have closed. As a result of this decision we were required to reclassify these currency adjustments that have been accumulated within equity to earnings, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation." Other income, net for Calendar 2003 of $0.5 million consists primarily of net foreign exchange gains.

          Provision for income taxes was 51.0% and 33.4% of income before income taxes for Calendar 2004 and 2003, respectively. The increase in the effective tax rate for Calendar 2004, as compared to that of Calendar 2003, reflects the impact of a planned repatriation of foreign earnings in Calendar 2005 at a one-time favorable tax rate pursuant to the Jobs Creation Act of 2004.

          Excluding the effect of certain one-time charges, the provision for income taxes for Calendar 2004 and Calendar 2003 would have been 36.0% and 33.0% respectively. In Calendar 2004, the most significant of these one-time charges included nondeductible goodwill impairment, the write-off of accumulated foreign currency translation adjustments associated with certain South American operations, various capital losses and impairments, and severance and facilities reduction charges. In Calendar 2003, the most significant of these one-time charges included various capital losses and impairments, and severance and facilities reduction charges.

  2004 Segment Results

          We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income excluding certain selling, general and administrative expenses, depreciation, amortization of intangibles, goodwill impairments, and other charges. Gross contribution margin is defined as gross contribution as a percentage of revenues.

          Research.    Research revenues increased 3% when comparing Calendar 2004 and Calendar 2003, but excluding the favorable effects of foreign currency exchange rates, revenue was flat.

          Research gross contribution of $292.7 million for Calendar 2004 decreased slightly from the $292.9 million for Calendar 2003, while gross contribution margin for Calendar 2004 decreased to 61% from 63% in the prior year. The decrease in the gross contribution margin in Calendar 2004 was primarily due to increased revenues from our executive programs, which have lower margins than our core subscription products, as well as continued investment in our people, products, and processes required to provide Research growth.

          Research contract value, an indicator of future research revenue, was $509.2 million at December 31, 2004, an increase of 6% from $482.2 million at December 31, 2003, with roughly half of the increase due to the effects of foreign currency. The research contract value of $509.2 million at December 31, 2004 represented our highest reported contract value since the first quarter of Calendar 2002. During this period, we focused on stabilizing and then growing revenue in our core Research business. This continued focus began to yield the desired outcome during the latter half of Calendar 2003. We ended the latter half of 2003 with two consecutive quarters of sequential increases in contract value after seven consecutive quarters of sequentially decreasing contract value. Contract value increased sequentially again in the first quarter of Calendar 2004, decreased slightly during the second quarter of Calendar 2004, and increased sequentially again in both the third and fourth quarters of Calendar 2004.

          At December 31, 2004, our client retention rates increased 2 percentage points to 80% as compared to the same measure at December 31, 2003. Wallet retention increased 6 percentage points during Calendar 2004 to 95%. While wallet retention rates held steady or climbed over the four quarters of Calendar 2004, client retention dipped slightly in the first quarter and then climbed for the remainder of the year. Our Executive Program membership was 2,708 at December 31, 2004, up 16% from 2,332 at December 31, 2003, which is attributed to new business growth in North America and EMEA, as well as improved renewal rates.

          Consulting.    Consulting revenues of $259.4 for Calendar 2004 were up slightly when compared to the $258.6 million in Calendar 2003. Excluding the effects of foreign currency exchange rates, revenues would have decreased approximately 4% in Calendar 2004 compared to Calendar 2003. Adjusted for currency effects, Consulting revenue decreased compared to the prior year as a result of our realignment of our business to exit certain less profitable consulting practices and geographies.

          Consulting gross contribution of $92.7 million for Calendar 2004 increased 7% from the $86.8 million for Calendar 2003, while gross contribution margin for Calendar 2004 increased to 36% from 34% in the prior year. The increase in the gross contribution margin was primarily attributable to higher consultant utilization rates, which were approximately 63% during Calendar 2004 as compared to approximately 54% during Calendar 2003, as the effects of the realignment were realized, and the reduction in our billable headcount to 475 at December 31, 2004 as compared to 526 at December 31, 2003, a 10% decrease. Our billable rate was $327.00 per hour in Calendar 2004, a 7% increase from the $306.00 rate in Calendar 2003, which is due to more efficient use of staff globally and a higher billable rate in EMEA due to the effects of foreign exchange.

          Consulting backlog increased 12% to $111.8 million at December 31, 2004, compared to $99.7 million at December 31, 2003. Our Consulting business ended Calendar 2004 with the continuation of the positive trend that began in Calendar 2003, when we ended that year with two consecutive quarters of sequential increases in backlog after five consecutive quarters of sequential decreases. Due to the realignment in which we exited certain practices and geographies, consulting backlog decreased to $91.7 million at March 31, 2004, but increased to $97.7 million at June 30, 2004 and $103.4 million at September 30, 2004, as business ramped up in our areas of focus.

          Events.    Events revenues increased 16% to $138.4 million for Calendar 2004, compared to $119.4 million for Calendar 2003. Changes in foreign currency exchange rates had approximately a 2% favorable impact on revenues when comparing Calendar 2004 to Calendar 2003. Revenues increased despite having one less event during Calendar 2004 as compared to Calendar 2003, with 56 and 57 events, respectively. Revenue for Calendar 2004 increased due to higher attendance and higher average exhibitor revenue, resulting in higher average revenue per event in our recurring events. Attendance at our Events increased to 31,223 in Calendar 2004 from 27,547 in Calendar 2003, a 13% increase, which is attributed to the popularity of the topics offered.

          Gross contribution of $69.5 million for Calendar 2004 was 24% higher than the $56.0 million recorded in Calendar 2003. As a percentage of revenues, gross contribution increased to 50% during Calendar 2004 from 47% during Calendar 2003. The increase in gross contribution margin was due to the mix of events as well as lower personnel and marketing costs. Also, during Calendar 2003, we invested more in marketing and promoting our events to maintain our attendance levels during a weak economy, especially in the technology sector.

Liquidity And Capital Resources

          Quarter Ended March 31, 2006.    Cash provided by operating activities totaled $6.1 million for the three months ended March 31, 2006, compared to $14.6 million for the three months ended March 31, 2005. The net decrease in cash flow from operating activities of $8.5 million was primarily due to an increase in the payment of bonuses, offset by an increase in cash from operations and lower cash payments for severance and other charges.

          Cash used in investing activities was $3.5 million in the first quarter of 2006 compared to $6.7 million in the prior year period. The decrease was primarily due to the expenditure of $2.5 million in prepaid acquisition costs related to the META transaction in the first quarter of 2005, as well as a year over year decrease in capital expenditures of approximately $0.7 million.

          Cash used by financing activities totaled $7.2 million for the three months ended March 31, 2006, compared to $6.4 million used in the three months ended March 31, 2005, a $0.8 million increase in cash used. The increase in cash used was driven by the repurchase of $17.2 million of our common stock under our $100.0 million stock repurchase program, which was offset by an increase in proceeds from option exercises of $8.3 million, as well as lower debt payments of $6.7 million, and $1.4 million in excess tax benefits from stock-based compensation awards under SFAS No. 123(R). We made $3.3 million in debt repayments in the first three months of 2006 compared to $10.0 in the prior year. We received proceeds from stock issued for stock plans of $11.9 million during the first quarter of 2006 as compared to $3.6 million during the same period in the prior year as a result of our higher stock price during the first quarter of 2006 as compared to 2005, which resulted in more stock option exercises by employees in 2006.

          Calendar 2005.    Cash provided by operating activities totaled $27.1 million for Calendar 2005, compared to $48.2 million for the prior year, a $21.1 million decline. The net decrease in cash flow from operating activities was due primarily to the payment of $35.0 million of META integration payments, higher employee salary costs, primarily related to higher headcount due to the acquisition of META, and to a lesser extent, a shift in the mix of our products in the Research segment from higher margin core research to lower margin Executive Programs. Offsetting these decreases was a $12.0 million reduction in bonus payments and a decline of approximately $10.0 million in severance and related payments.

          Cash used in investing activities increased to $181.0 million during Calendar 2005 as compared to $29.0 million in the prior year, primarily due to the acquisition of META, which was completed on April 1, 2005. The Company's net cash investment in META was approximately $176.4 million of cash paid, including transaction costs, less the $15.1 million acquired from META. Offsetting the cash paid for META was a decline in capital expenditures, which decreased $2.7 million for Calendar 2005 as compared to Calendar 2004, and $2.1 million in cash received from the sale of the Company's investment in SI II and other investments.

          Cash provided by financing activities totaled $70.0 million for Calendar 2005, compared to $97.2 million of cash used for Calendar 2004. The increase was primarily driven by the borrowing of additional debt in Calendar 2005 and cash used in Calendar 2004 for stock repurchases. We had an additional $56.7 million of debt at December 31, 2005 compared to the prior year end. During Calendar 2005 we borrowed $327.0 million and we repaid $271.3 million. We borrowed $250.0 million on June 29, 2005 related to the refinancing of our debt by entering into an Amended and Restated Credit Agreement (as discussed in Note 6—Debt in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated herein by reference), $67.0 million in April under the revolver related to the META acquisition, and $10.0 million under the revolver which was used to make the second quarter of Calendar 2005 quarterly payment on the term loan. Of the $271.3 million repaid during Calendar 2005, we paid $247.0 million on June 29, 2005 related to the refinancing, we made $23.4 million in quarterly debt payments, and we paid $0.9 million for a note payable we acquired in the META acquisition. We also paid $1.1 million in debt issue costs during the second quarter of Calendar 2005 related to the refinancing of our debt.

          We received proceeds from stock issued for stock plans of $31.0 million during Calendar 2005 as compared to $67.9 million in the prior year as a result of our higher stock price during 2004 as compared to 2005, which resulted in more stock option exercises by employees in 2004. The Company used $6.0 million of cash, including expenses, to buy back employee stock options in the third and fourth quarters of Calendar 2005. In the fourth quarter of Calendar 2005, we used $9.6 million of cash to repurchase our stock, while in 2004 we used $346.2 million of cash for a stock tender offer and $6.1 million of cash for treasury stock purchases.

          At December 31, 2005, cash and cash equivalents totaled $70.2 million. The effect of exchange rates decreased cash and cash equivalents by $6.0 million during Calendar 2005, and was due to the strengthening of the U.S. dollar against certain foreign currencies, primarily the Euro and Sterling.

          Calendar 2004.    Cash provided by operating activities during Calendar 2004 totaled $48.3 million compared to $136.3 million in Calendar 2003. The net decrease in cash flow from operating activities of $88.0 million was due to several factors. We paid $27.0 million in bonuses during 2004 compared to zero in Calendar 2003. No bonuses were paid during Calendar 2003 as they had previously been paid during the quarter ended December 31, 2002 but are now being paid during the first half of the year as a result of our change in fiscal year that became effective January 1, 2003. As a result, the 2003 bonuses were paid in Calendar 2004. Further, we paid a portion of our 2004 bonuses in the third quarter of Calendar 2004 in accordance with the current year corporate bonus plan. Additionally, cash from operating activities declined because we paid approximately $14.0 million more in severance during Calendar 2004 than in Calendar 2003. The net decrease in cash flow from operating activities was also due to the accelerated collection of receivables in Calendar 2003 which improved operating cash flow in that year by approximately $26.0 million, which was not repeated in Calendar 2004. Lastly, approximately $15.0 million of certain accrued liabilities booked in the fourth quarter of Calendar 2003 were paid in the first quarter of Calendar 2004. Cash used in investing activities increased to $29.0 million during Calendar 2004 as compared to $25.4 million for Calendar 2003. The increase was primarily due to $3.9 million we prepaid related to the acquisition of META. Capital expenditures in Calendar 2004 of $25.1 million were 15% lower than the $28.9 million in Calendar 2003. During Calendar 2003, we received an insurance recovery of $5.5 million, and we funded $2.0 million of our capital commitment to SI II.

          Cash used by financing activities totaled $97.2 million for Calendar 2004, compared to $3.0 million used in Calendar 2003. We purchased $352.3 million of our common stock for treasury during Calendar 2004, of which $346.2 million represents the tender offer and Silver Lake repurchases, inclusive of related costs, as compared to $43.4 million during the prior year. We received proceeds from stock issued for stock plans of $67.8 million during Calendar 2004, as compared to $41.7 million during the prior year. This increase is a result of higher stock option exercises by our employees as increases in our stock price caused a significantly larger percentage of our vested stock options to be in the money during Calendar 2004 as compared to Calendar 2003. We borrowed $200 million related to the tender in the third quarter of Calendar 2004, receiving proceeds, net of debt issuance costs, of $197.2 million. We repaid $10.0 million of this debt in the fourth quarter of Calendar 2004.

          At December 31, 2004, cash and cash equivalents totaled $160.1 million. The effect of exchange rates increased cash and cash equivalents by $8.1 million during Calendar 2004, and was due to the weakening of the U.S. dollar against certain foreign currencies, primarily the Euro and Sterling.

Obligations and Commitments

          The Company has a $325.0 million, unsecured five-year Credit Agreement with a bank group led by JPMorgan Chase Bank, N.A., as administrative agent, consisting of a $200.0 million term loan and a $125.0 million revolving credit facility. The revolving credit facility may be increased up to $175.0 million. As of March 31, 2006, there was $193.3 million outstanding on the term loan and $50.0 million outstanding on the revolving credit facility.

          The Credit Agreement requires the term loan to be repaid in 19 quarterly installments, with the final payment due on June 29, 2010. The revolving credit facility may be used for loans, and up to $15.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until June 29, 2010, at which time all amounts borrowed must be repaid. The loans bear interest, at the Company's option, among several alternatives, and the Company has elected to use LIBOR plus a margin; the margin consists of a spread between 1.00% and 1.75%, depending on the Company's leverage ratio as of the fiscal quarter most recently ended. The Company has elected to use a three-month LIBOR rate for the term loan and a one-month LIBOR rate for the revolver. On March 31, 2006, the interest rates on the term loan and revolver were 6.33% and 6.48%, respectively.

          The Credit Agreement contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum leverage ratio, a minimum fixed charge coverage ratio, and a minimum annualized contract value ratio and covenants limiting Gartner's ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, repurchase stock, make capital expenditures and make investments. Gartner's obligations under the credit facility are guaranteed by Gartner's U.S. subsidiaries. It also contains events of default that include, among others, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of covenants, cross defaults to certain other indebtedness, bankruptcy and insolvency events, material judgments, and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of Gartner's obligations under the Credit Agreement and an obligation of any or all of the guarantors to pay the full amount of Gartner's obligations under the Credit Agreement.

          In December 2005, the Company entered into an interest rate swap agreement to hedge the base interest rate risk on the term loan. The effect of the swap is to convert the floating base rate on the term loan to a fixed rate. Under the swap terms, the Company will pay a 4.885% fixed rate and in return will receive a three-month LIBOR rate. The three-month LIBOR rate received on the swap will match the base rate paid on the term loan since both use three-month LIBOR. The swap had an initial notional value of $200.0 million which will decline as payments are made on the term loan so that the amount outstanding under the term loan and the notional amount of the swap will always be equal. The swap had a notional amount of $196.7 million at December 31, 2005, which was the same as the outstanding amount of the term loan.

          In October 2005, our Board of Directors authorized a $100.0 million common share repurchase program. Repurchases under the program will be made from time-to-time through open market purchases and/or block trades. Repurchases are subject to the availability of our common stock, prevailing market conditions, the trading price of our common stock, and our financial performance. We intend to fund the repurchases from cash flow from operations but may also borrow under our existing Credit Agreement. During the fourth quarter of Calendar 2005, we repurchased 837,800 shares of common stock under this program for a total purchase price of $11.1 million, of which $1.5 million was paid in early January 2006 when the related share repurchase transactions settled. During the first quarter of 2006, we continued our efforts to enhance shareholder value by acquiring 1,174,550 shares of our common stock for $16.2 million and as of March 31, 2006, we have acquired 2,012,350 shares of our common stock for a total cost of approximately $27.3 million.

          We believe that our existing cash balances, together with cash from our operating activities and the additional borrowing capacity under our amended five-year revolving credit facility, will be sufficient for our expected short-term and foreseeable long-term needs. The following table represents our contractual cash commitments at December 31, 2005 (in millions), including contractual commitments related to the META acquisition. The table excludes interest payments under our credit facility:

	Total	Less Than 1 Year	1 – 3 Years	4 –5 Years	More Than 5 Years
Operating leases(1)	$204.9	$32.7	$54.3	$41.2	$76.7
Borrowings(2)	246.7	61.7	70.0	115.0	—
Severance associated with workforce reductions(1)	4.0	3.7	0.3	—	—
Contract terminations and other(1)	1.7	1.1	0.6	—	—
Deferred compensation arrangement(3)	16.6	2.3	2.9	2.3	9.1
Common stock repurchase program(4)	1.5	1.5	—	—	—
Miscellaneous service agreements	0.3	0.3	—	—	—

Totals	$475.7	$103.3	$128.1	$158.5	$85.8

(1)
Includes liabilities related to META recorded under EITF 95-3 (see Note 2 — Acquisition of META in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated herein by reference).

(2)
The $61.7 million due in less than one year includes $50.0 million drawn on our revolving credit facility. Although the terms of the Credit Agreement do not require payment until 2010, it is currently our intent to repay this amount within one year.

(3)
Represents a liability under the Company's supplemental deferred compensation arrangement (see Note 12 — Employee Benefits in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated herein by reference). Amounts payable to active employees whose termination date is unknown have been included in the more than 5 years category since the Company cannot estimate when the amounts will be paid.

(4)
Represents $1.5 million paid in early January 2006 when the related share repurchase transactions settled.

Off-Balance Sheet Arrangements

          Through March 31, 2006, we have not entered into any off-balance sheet arrangements or transactions with unconsolidated entities or other persons.

Quarterly Financial Data

First
(in thousands, except per share data)
Calendar 2006
Revenues	$230,929
Operating income	15,620
Net income	7,770
Net income per share:
Basic	$0.07
Diluted	0.07
	First(4)	Second	Third	Fourth
	(in thousands, except per share data)
Calendar 2005
Revenues	$199,824	$274,569	$225,311	$289,300
Operating (loss) income(1)	(10,786)	5,138	1,186	29,742
Net (loss) income(2)	(14,707)	(819)	(1,721)	14,810
Net (loss) income per share(3):
Basic	$(0.13)	$(0.01)	$(0.02)	$0.13
Diluted	(0.13)	(0.01)	(0.02)	0.13
	First(4)	Second(4)	Third	Fourth
	(in thousands, except per share data)
Calendar 2004
Revenues	$208,667	$227,857	$201,888	$255,409
Operating income(1)	6,171	15,786	5,477	15,225
Net income(2)	464	11,028	160	5,237
Net income per share(3):
Basic	$0.00	$0.08	$0.00	$0.05
Diluted	0.00	0.08	0.00	0.05

(1)
Calendar 2005 includes Other charges of $14.3 million in the first quarter, $8.2 million in the second quarter, $6.0 million in the third quarter, and $0.7 million in the fourth quarter. Calendar 2004 includes Other charges of $10.5 million in the first quarter, $9.1 million in the second quarter, $4.3 million in the third quarter, and $11.9 million in the fourth quarter.

(2)
Calendar 2005 includes losses on investments of $5.1 million, $0.2 million, and $0.5 million in the first, second and fourth quarters, respectively. Calendar 2004 includes losses on investments of $2.2 million and $0.8 million in the third and fourth quarters, respectively. Calendar 2004 also includes $2.9 million and $0.2 million of accumulated foreign currency translation charges in the first and fourth quarters, respectively, and $0.7 million and $2.0 million of goodwill impairment in the first and fourth quarters, respectively.

(3)
The aggregate of the four quarters' basic and diluted earnings per common share may not equal the reported full calendar amounts due to the effects of dilutive securities and rounding.

(4)
During the first quarter of Calendar 2005, and the first and second quarters of Calendar 2004, we recorded adjustments for certain prior year incentive compensation accruals, including bonuses, which provided a benefit to operating income of approximately $2.9 million, $2.5 million and $4.3 million, respectively.

Recently Issued Accounting Standards

          In June 2005 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), which will require entities that voluntarily make a change in an accounting principle to apply that change retrospectively to prior periods' financial statements, unless this would be impracticable. SFAS No. 154 supersedes Accounting Principles Board Opinion No. 20, "Accounting Changes," which previously required that most voluntary changes in an accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. The statement is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.

          In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123R, "Share-Based Payment" ("SFAS No. 123R"). This statement replaces SFAS No. 123 and APB 25 and will require the recognition of expense for share-based payments, to include the value of stock options and other equity awards granted to employees. The revised statement was originally effective for periods beginning after June 15, 2005, with early adoption permitted. On April 21, 2005, the SEC issued a standard that amends the date of compliance with SFAS No. 123R ("the SEC amendment"). Under the SEC amendment, SFAS No. 123R must be adopted beginning with the first interim or annual reporting period of the registrant's first fiscal year beginning on or after June 15, 2005. Gartner adopted SFAS No. 123R on January 1, 2006, under the modified prospective method of adoption.

          Projecting the amount of future stock compensation expense is inherently difficult as it is dependent on the type and amount of future awards granted, and the volatility and price of our common stock on the date of grant. The Company is currently reviewing its stock compensation strategy and anticipates that it will make changes to the types of equity awards that it will grant in the future. Based on our current estimates, we project that the adoption of SFAS No. 123R will result in $12.0 million to $14.0 million of pre-tax expense in Calendar 2006, which will have a materially negative impact on our earnings.

SELLING STOCKHOLDERS

          The following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock beneficially owned by each selling stockholder as of May 1, 2006, the number of shares of common stock being sold in this offering and the number of shares to be beneficially owned by each selling stockholder after the completion of this offering, in each case assuming the underwriters do not exercise their option to purchase additional shares. The shares available to the underwriters in connection with their option to purchase additional shares will be sold by the selling stockholders on a pro rata basis, calculated with reference to each selling stockholder's holdings as a percentage of the selling stockholders' holdings as a whole.

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned After This Offering(1)(2)
Name of Beneficial Owner	Number	Percent of Class(3)	Number of Shares Offered	Number	Percent of Class(3)
Silver Lake Partners, L.P. and affiliates(4) 2725 Sand Hill Road, Suite 150 Menlo Park, CA 94025	37,740,128	33.1%	9,500,000	28,240,128	24.8%

(1)
"Beneficial ownership" is a term broadly defined by the Securities and Exchange Commission in Rule 13d-3 under the Securities Exchange Act of 1934, and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership," meaning ownership of shares as to which a person has or shares investment power. As of any particular date, a person or group of persons is deemed to have "beneficial ownership" of any shares underlying convertible securities beneficially held by such person or group if the holder of such convertible securities has the right to convert such convertible securities into common stock as of such date or within 60 days after such date.

(2)
Shares beneficially owned after this offering does not give effect to the sale by Silver Lake Partners, L.P. and its affiliates of 1,000,000 shares to Gartner and 200,000 shares to James C. Smith following this offering. Giving effect to this offering and those sales, Silver Lake Partners, L.P. and its affiliates will beneficially own 27,040,128 shares of our common stock, representing 23.9% of our common stock.

(3)
As required by SEC rules, for each person listed in the chart the percentages are calculated assuming that all convertible securities beneficially held by such person are converted into common stock to the extent possible and that no other convertible securities are converted into common stock. Securities convertible into common stock include stock based awards granted under Gartner stock incentive plans (such as options and restricted stock units).

(4)
The selling stockholders are a group of investment funds affiliated with Silver Lake Partners, L.P. Of these funds, (i) Silver Lake Partners, L.P. owned 34,755,105 shares prior to this offering and is selling 8,748,606 shares; (ii) Silver Lake Investors, L.P. owned 998,701 shares prior to this offering and is selling 251,394 shares; and (iii) Silver Lake Technology Investors, L.L.C owned 1,986,322 prior to this offering and is selling 500,000 shares. Silver Lake Technology Associates, L.L.C. is the General Partner of each of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. Silver Lake Technology Management, L.L.C. is the Manager of Silver Lake Technology Investors, L.L.C. Each of Mr. Bingle and Mr. Joyce, who are both directors of Gartner, is a Managing Director of each of Silver Lake Technology Associates, L.L.C. and of Silver Lake Technology Management, L.L.C. As such, each of Mr. Bingle and Mr. Joyce could be deemed to have shared voting or dispositive power over these shares. However, each of Mr. Bingle and Mr. Joyce disclaims beneficial ownership in these shares, except to the extent of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

          On April 17, 2000, we issued and sold an aggregate of $300 million principal amount of our unsecured 6% Convertible Junior Subordinated Promissory Notes due April 17, 2005 to Silver Lake and to Integral Capital Partners IV, L.P. and one of its affiliates. In October 2003, these notes were converted into 49,441,122 shares of our Class A common stock which, following our 2005 reclassification, represented a like number of shares of our common stock. The determination of the number of shares issued upon the conversion was based upon a $7.45 conversion price and a convertible note of approximately $368.3 million, consisting of the original face amount of $300 million plus accrued interest of approximately $68.3 million.

          Gartner and Silver Lake are parties to an Amended and Restated Securityholders Agreement dated as of July 12, 2002 pursuant to which Gartner granted Silver Lake certain economic, control and other rights in connection with the issuance of the notes. Pursuant to the Amended and Restated Securityholders Agreement, Silver Lake is entitled to designate two out of the ten members of our Board of Directors and, if requested by Silver Lake, to include one director on any committee of our Board of Directors. Silver Lake's right to designate directors terminates once Silver Lake and its affiliates own less than approximately 3.78 million shares of common stock (20% of the common stock into which the $300 million face notes were originally convertible). In addition, for so long as Silver Lake owns that number of shares of common stock, Silver Lake is entitled to consent rights relating to certain events or transactions, including, without limitation, certain affiliate transactions, any increase in the number of directors, and payments of dividends or other distributions (other than dividends or distributions of stock) to holders of Gartner's capital stock.

          Pursuant to this agreement, Silver Lake is entitled to the following registration rights:

  •
  "piggy-back" registration rights with respect to any registrations by Gartner of its equity securities, other than a registration on Form S-4 or S-8; and

  •
  three demand registrations pursuant to which, subject to certain limitations, Silver Lake may require Gartner to register its shares.

          The registration statement for this equity offering was filed by Gartner pursuant to a demand registration right exercised by Silver Lake.

          In addition, Silver Lake has the right to purchase up to 5% of the fully diluted common stock of any subsidiary of Gartner whose shares of common stock are distributed to stockholders of Gartner ("spun-off") or sold by Gartner in a public offering ("spun-out") at a per share price equal to (x) 80% of the initial public offering price in the case of a spun-out subsidiary, and (y) 80% of the first day's closing price in the case of a spun-off subsidiary. Gartner is also obligated to deliver an annual budget and forecasts, annual audited financial statements and quarterly financial statements to Silver Lake under the Securityholders Agreement.

          Silver Lake purchased $113,700 in research and consulting services from us during 2005 and has contracted to purchase subscription research services from us in 2006 and 2007 in the amount of approximately $228,000, or approximately $114,000 per year.

          On May 8, 2006, we entered into an agreement with Silver Lake, under which we agreed to purchase an aggregate of 1,000,000 shares of common stock from Silver Lake. In addition on May 8, 2006, the Chairman of our Board of Directors, James C. Smith, entered into an agreement with Silver Lake under which he agreed to purchase an aggregate of 200,000 shares of common stock from Silver Lake. The purchase price to be paid per share in these transactions is the initial price to the public set forth on the cover of this prospectus, less the underwriting discount. These purchases are conditioned on Silver Lake selling at least 9,500,000 shares in this offering and will occur following the closing of the offering.

DESCRIPTION OF CAPITAL STOCK

          The Company's authorized capital stock consists of 250,000,000 shares of common stock, $0.0005 par value, and 5,000,000 shares of preferred stock, $0.01 par value.

Common Stock

          The holders of common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

          Our Board of Directors is authorized, absent any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock, in one or more series, each of the series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law And Our Charter Provisions

          Provisions of Delaware law and our Restated Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors.

          We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  •
  the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  •
  upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  •
  on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

          A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

          Our Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. In addition, our Restated Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. These provisions may have the effect of deterring hostile takeovers or delaying changes in our management.

UNDERWRITING

          The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are the joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Banc of America Securities LLC
Credit Suisse Securities (USA) LLC

Total	9,500,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,425,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,425,000 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                                 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

          The Company has agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, other than shares sold in this offering, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. The selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock of the Company, or securities convertible into or exchangeable for shares of common stock of the Company, other than shares sold in this offering, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus without the prior written consent of the representatives. In addition, ValueAct, the Company's second largest shareholder, has agreed to similar restrictions with respect to common stock of the Company held or acquired by them.

          Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc., as representatives of the underwriters, have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and that the release of any lock-up will be considered on a case by case basis. Upon a request to release any shares subject to a lock-up, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc. would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request and the possible impact on the market for our common stock.

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

          Each of the underwriters has represented and agreed that:

            (a)     it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

            (b)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

            (c)     it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

            (a)     to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

            (b)     to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

            (c)     in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $455,000.

          The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. From time to time, certain of the underwriters also provide financial and advisory services to the selling stockholders.

          A prospectus in electronic format may be made available on the website maintained by one or more of the joint book-running managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to underwriters that may make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

          The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. Certain legal matters will be passed upon for the selling stockholders by Simpson Thacher & Bartlett LLP.

EXPERTS

          The consolidated financial statements and schedule of Gartner Inc. and subsidiaries, as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, our independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

           No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

9,500,000 Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

JPMorgan

Lehman Brothers

Banc of America Securities LLC

Credit Suisse

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

          The following table sets forth fees and expenses payable by the registrant, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby. All amounts set forth below are estimates.

Amount to be Paid
SEC registration fee	$18,218
Printing fees	50,000
Legal fees and expenses	300,000
Accounting fees and expenses	85,000
Miscellaneous	1,782

Total	$455,000

Item 15.    Indemnification of Officers and Directors.

          Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

          As permitted by Section 145 of the Delaware General Corporation Law, the registrant's restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

          In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

  •
  The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law.

  •
  The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

  •
  The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant's Board of Directors or brought to enforce a right to indemnification.

  •
  The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

  •
  The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

          The registrant's policy is to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and that allow for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

          These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

          The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 16.    Exhibits and Financial Statement Schedules.

          The following exhibits are included herein or incorporated herein by reference:

EXHIBIT INDEX

Incorporated by reference herein
Exhibit Number
	Description	From	Date
1.01*	Form of Underwriting Agreement
4.01	Form of Certificate for Common Stock as of June 2 2005.	Form 8-K	July 6, 2005
4.02	Amended and Restated Rights Agreement, dated as of August 31, 2002, between the Company and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank).	Form 10-K	December 27, 2002
4.03
	Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between the Company and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank), dated June 30, 2003, by and between the Company and Mellon Investor Services LLC.	Form 8-A	June 30, 2003
4.04
	Amended and Restated Credit Agreement, dated as of June 29, 2005, to the Credit Agreement, dated as of August 12, 2004, among the Company, the several lenders from time to time parties, and JPMorgan Chase Bank, N.A. as administrative agent. (the "Credit Agreement").	Form 8-K	July 6, 2005
4.05
	First Amendment to the Amended and Restated Credit Agreement, dated as of June 29, 2005, to the Credit Agreement, dated as of August 12, 2004, among the Company, the several lenders from time to time who are parties, and JPMorgan Chase Bank, N.A. as administrative agent.	Form 8-K	February 16, 2006

5.01	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.02	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.01 to this Registration Statement)
24.01	Power of Attorney (incorporated by reference to the signature page of this Registration Statement)

*
To be filed by amendment or as an exhibit to be incorporated by reference.

Item 17.    Undertakings.

          (b)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (h)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act and will be governed by the final adjudication of such issue.

          (i)      The undersigned registrant also hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on the 9th day of May, 2006.

GARTNER, INC.
By:	/s/ EUGENE A. HALL
Eugene A. Hall Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Eugene A. Hall and Christopher Lafond, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ EUGENE A. HALL Eugene A. Hall	Director and Chief Executive Officer (Principal Executive Officer)	May 9, 2006
/s/ CHRISTOPHER LAFOND Christopher Lafond	Chief Financial Officer (Principal Financial and Accounting Officer)	May 9, 2006
/s/ MICHAEL J. BINGLE Michael J. Bingle	Director	May 9, 2006
/s/ RICHARD J. BRESSLER Richard J. Bressler	Director	May 9, 2006

/s/ ANNE SUTHERLAND FUCHS Anne Sutherland Fuchs	Director	May 9, 2006
/s/ WILLIAM O. GRABE William O. Grabe	Director	May 9, 2006
/s/ MAX D. HOPPER Max D. Hopper	Director	May 9, 2006
/s/ JOHN R. JOYCE John R. Joyce	Director	May 9, 2006
/s/ STEPHEN J. PAGLIUCA Stephen J. Pagliuca	Director	May 9, 2006
/s/ JAMES C. SMITH James C. Smith	Director	May 9, 2006
/s/ JEFFREY W. UBBEN Jeffrey W. Ubben	Director	May 9, 2006
/s/ MAYNARD G. WEBB, JR. Maynard G. Webb, Jr.	Director	May 9, 2006

EXHIBIT INDEX

Incorporated by reference herein
Exhibit Number
	Description	From	Date
1.01*	Form of Underwriting Agreement
4.01	Form of Certificate for Common Stock as of June 2 2005.	Form 8-K	July 6, 2005
4.02	Amended and Restated Rights Agreement, dated as of August 31, 2002, between the Company and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank).	Form 10-K	December 27, 2002
4.03	Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between the Company and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank), dated June 30, 2003, by and between the Company and Mellon Investor Services LLC.	Form 8-A	June 30, 2003
4.04	Amended and Restated Credit Agreement, dated as of June 29, 2005, to the Credit Agreement, dated as of August 12, 2004, among the Company, the several lenders from time to time parties, and JPMorgan Chase Bank, N.A. as administrative agent. (the "Credit Agreement").	Form 8-K	July 6, 2005
4.05	First Amendment to the Amended and Restated Credit Agreement, dated as of June 29, 2005, to the Credit Agreement, dated as of August 12, 2004, among the Company, the several lenders from time to time who are parties, and JPMorgan Chase Bank, N.A. as administrative agent.	Form 8-K	February 16, 2006
5.01	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.02	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.01 to this Registration Statement)
24.01	Power of Attorney (incorporated by reference to the signature page of this Registration Statement)

*
To be filed by amendment or as an exhibit to be incorporated by reference.

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AVAILABLE INFORMATION
FORWARD LOOKING STATEMENTS
PROSPECTUS SUMMARY
The Offering
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
Paid by the Selling Stockholders
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
EXHIBIT INDEX
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX